UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to § 240.14a-12

Stage Stores, Inc.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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S T A G E   S T O R E S   I N C .

B E A L L S ▫ P A L A I S R O Y A L ▫ P E E B L E S ▫ S T A G E

Notice of 2007
Annual Meeting
and
Proxy Statement



S T A G E   S T O R E S   I N C .

B E A L L S   □   P A L A I S   R O Y A L   □   P E E B L E S   □   S T A G E

10201 Main Street
Houston, Texas 77025

May 4, 2007

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2007 Annual Meeting of Shareholders of Stage Stores, Inc. on Thursday, June 7, 2007, at 1:00 p.m. local time, in Houston, Texas. Information about the Annual Meeting is presented in the following pages.

The Annual Meeting will begin with a discussion and vote on the matters set forth in the accompanying Notice of 2007 Annual Meeting of Shareholders and Proxy Statement, followed by a discussion on any other business matters that are properly brought before the meeting.

Your vote is very important. We encourage you to read the Proxy Statement and vote your shares as soon as possible. Whether or not you plan to attend, you can be sure your shares are represented at the Annual Meeting by promptly completing, signing, dating and returning your Proxy Card in the enclosed envelope or by submitting your vote and proxy by telephone or by the Internet.

If you will need special assistance at the Annual Meeting because of a disability, please contact Bob Aronson, Vice President, Investor Relations, at (800) 579-2302.

Thank you for your continued support of Stage Stores, Inc. We look forward to seeing you on June 7th.

Sincerely,

James R. Scarborough
Chairman of the Board and Chief Executive Officer

TABLE OF CONTENTS

■ To be voted on at the meeting

EVERY SHAREHOLDER'S VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD, OR SUBMIT YOUR VOTE AND PROXY BY TELEPHONE OR BY INTERNET, AS SOON AS POSSIBLE.

S T A G E   S T O R E S   I N C .

B E A L L S   □   P A L A I S   R O Y A L   □   P E E B L E S   □   S T A G E

NOTICE OF 2007 ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders:

The 2007 Annual Meeting of Shareholders of Stage Stores, Inc. (the "Company") will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025 on Thursday, June 7, 2007, at 1:00 p.m. local time. The shareholders will vote on the following matters:

1. Election of eight directors for a term of one year;

2. Ratification of the selection of Deloitte & Touche LLP as independent registered public accounting firm for 2007;

3. Amendment of Articles of Incorporation to increase authorized common stock;

4. Amendment of Articles of Incorporation to specify authorized preferred stock;

5. Amendment of Articles of Incorporation to eliminate bankruptcy related language; and

6. Action upon such other matters as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 16, 2007 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors



Michael E. McCreery
Executive Vice President,
Chief Financial Officer, and Secretary
Stage Stores, Inc.

May 4, 2007

In accordance with the Company's security procedures, all persons attending the Annual Meeting must present an Admission Card and picture identification. If you are a shareholder of record and plan to attend the meeting in person, please bring the Admission Card you received in this proxy mailing with you to the meeting. For security purposes, briefcases, bags and purses will be subject to search at the door.

PROXY STATEMENT

GENERAL

This Proxy Statement is furnished in connection with the solicitation of proxies by Stage Stores, Inc. (the "Company") on behalf of the Board of Directors (the "Board") for the 2007 Annual Meeting of Shareholders (the "Annual Meeting") which will be held at the principal executive offices of the Company, 10201 Main Street, Houston, Texas 77025, on Thursday, June 7, 2007, at 1:00 p.m. local time. This Proxy Statement and Proxy Card are first being sent to the shareholders on or about May 4, 2007. The proxy will be voted at the Annual Meeting if the signer of the proxy or shareholder submitting his or her vote and proxy by telephone or by the Internet was a shareholder of record on April 16, 2007 (the "Record Date").

VOTING

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. On the Record Date, there were _____ shares of common stock, par value $0.01, outstanding and entitled to vote at the Annual Meeting. A list of the shareholders entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting for purposes relating to the Annual Meeting.

You can ensure that your shares are voted at the Annual Meeting by submitting your instructions by completing, signing, dating and returning the enclosed Proxy Card in the envelope provided or by submitting your vote and proxy by telephone or by the Internet. Submitting your instructions by Proxy Card, by telephone, or by the Internet will not affect your right to attend the Annual Meeting and vote. A shareholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by delivering a subsequent proxy, or by notifying the Inspectors of Election in writing of such revocation.

The representation in person or by proxy of a majority of the outstanding shares of common stock entitled to a vote at the Annual Meeting is necessary to provide a quorum for the transaction of business at the Annual Meeting. Shares can only be voted if the shareholder is present in person or is represented by a properly signed Proxy Card or by a vote and proxy submitted by telephone or by the Internet. Each shareholder's vote is very important. Whether or not you plan to attend the Annual Meeting in person, please sign and promptly return the enclosed Proxy Card or submit your vote and proxy by telephone or by the Internet. All signed and returned Proxy Cards and votes and proxies submitted by telephone or by the Internet will be counted towards establishing a quorum for the Annual Meeting, regardless of how the shares are voted.

A shareholder of record on the Record Date may vote in any of the following four ways:

- by toll-free number at 1-866-540-5760; or

- by the Internet at http://www.proxyvoting.com/SSI; or

- by completing and mailing the Proxy Card; or

- by written ballot at the Annual Meeting.

If you vote by the Internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Wednesday, June 6th, the day before the Annual Meeting. Your shares will be voted as you indicate. If you return your Proxy Card, but you do not indicate your voting preferences, the proxies will vote your shares FOR Items 1, 2, 3, 4 and 5 and in their discretion for Item 6 (such other matters as may properly come before the Annual Meeting or any adjournment thereof).

If your shares are held in a brokerage account in your broker's name (this is called street name), you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions by mail, by telephone or by the Internet. Your shares should be voted by your broker or nominee as you have directed.

The Company will pass out written ballots to any shareholder entitled to vote at the Annual Meeting.

For additional information concerning the manner of proxy solicitation and voting, please see "Additional Information" on page 52 of this Proxy Statement.

MATTERS TO BE ACTED UPON

ITEM 1 - ELECTION OF DIRECTORS

INFORMATION RELATING TO DIRECTORS AND DIRECTOR NOMINEES

In General

At the Annual Meeting, eight Directors are to be elected to hold office until the 2008 Annual Meeting and until their successors have been elected and have qualified. Information concerning the eight nominees is set forth below. All nominees are currently Directors of the Company. The Board of Directors has determined that the following six Directors are Independent Directors, as independence is defined by the New York Stock Exchange: Alan J. Barocas, Michael L. Glazer, John T. Mentzer, Margaret T. Monaco, William J. Montgoris and Sharon B. Mosse. The Board's Corporate Governance and Nominating Committee recommended all of these Directors for re-election. The Board knows of no reason why any nominee may be unable to serve as a Director.

Your Board of Directors recommends a vote FOR each nominee for Director set forth below.

The following information pertains to each nominee's (i) age as of April 16, 2007, (ii) principal occupations for at least the past five years, and (iii) directorships in other public companies:

Name	Age	Positions Currently Held
James R. Scarborough	56	Chairman, Chief Executive Officer
Michael E. McCreery	59	Executive Vice President, Chief Financial Officer, Director
Alan J. Barocas	58	Director
Michael L. Glazer	59	Director, Chairman of Compensation Committee
John T. Mentzer	55	Director, Chairman of Corporate Governance and Nominating Committee
Margaret T. Monaco	59	Director
William J. Montgoris	60	Director, Lead Independent Director
Sharon B. Mosse	57	Director

Mr. Scarborough has been Chairman of the Board since August 24, 2001. He joined the Company as President and Chief Executive Officer in August of 2000. He served as President of the Company until February 20, 2006. From 1996 to 2000, Mr. Scarborough served as President and Chief Executive Officer of Busy Body, Inc.

Mr. McCreery has been a Director of the Company since August 24, 2001. He joined the Company as Executive Vice President and Chief Financial Officer in February of 2001. From 1998 to 2001, Mr. McCreery was Senior Vice President and Chief Financial Officer of Levitz Furniture Company.

Alan J. Barocas was appointed a Director on January 15, 2007. Since May 2006, he has been the principal of Alan J. Barocas and Associates, a real estate consulting firm. From June 1981 until April 2006, Mr. Barocas was employed by GAP, Inc. His last position with GAP, Inc. was Senior Vice President of Real Estate.

Mr. Glazer has been a Director since August 24, 2001. Since August 2005, he has served as Managing Director of Team Neu, located in Pittsfield, Massachusetts. From May 1996 until August 2005, he served as President and Chief Executive Officer of KB Toys, Inc., which filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on January 14, 2004 and emerged from bankruptcy on August 29, 2005.

Dr. Mentzer has been a Director since August 24, 2001. Since January of 1994, he has been a professor of Business Policy in the Department of Marketing and Logistics at the University of Tennessee. Professor Mentzer is currently the Bruce Excellence Chair of Business and Executive Director, Integrated Value Chain Forums. He is also President of JTM & Associates, a consulting firm.

Ms. Monaco has been a Director since June 3, 2004. She returned to the position of Principal of Probus Advisors, a management and financial consulting firm which she founded in June of 1993, in October of 2003. From April of 1999 until October of 2003, Ms. Monaco served as the Chief Operating Officer of KECALP Inc. and Merrill Lynch Ventures LLC. She was KECALP Inc.'s Chief Administrative Officer from April of 1998 until April of 1999. Ms. Monaco is also a Director of Barnes and Noble, Inc.

Mr. Montgoris has been a Director since June 3, 2004. He retired from Bear Stearns in June of 1999. From June of 1996 until June of 1999, Mr. Montgoris served as Chief Operating Officer of Bear Stearns. From June of 1993 until June of 1996, he served as Chief Financial Officer of Bear Stearns. Mr. Montgoris is a Trustee of five funds within The Reserve Funds family of money market mutual funds.

Ms. Mosse has been a Director since October 4, 2004. Since May of 2006, Ms. Mosse has served as President of Strategic Marketing Group, Inc., a marketing consulting firm which she founded in May of 2002. From January of 2005 until April of 2006, she served as Chief Marketing Officer of Red Door Spa Holdings-Elizabeth Arden. From May of 2002 until January of 2005, Ms. Mosse served as President of Strategic Marketing Group, Inc. From May of 2000 until May of 2002, she served as Chief Marketing Officer for Barnes & Noble, Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table provides information regarding beneficial ownership of the Company's common stock by any person or entity known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding common stock as of April 16, 2007. The amounts reflect the effects of a three-for-two split of outstanding common stock on January 31, 2007 (the "Stock Split"). As of April 16, 2007, there were _____ shares of common stock outstanding.

Name and Address	Number of Shares Beneficially Owned	Percent of Class	
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	3,037,133	[ ]%	(1)
Paradigm Capital Management, Inc. Nine Elk Street Albany, NY 12207	2,855,739	[ ]%	(2)
Wellington Management Company, LLP 75 State Street Boston, MA 02109	2,429,697	[ ]%	(3)

_____

(1) The information is based on the Schedule 13G filed with the Securities and Exchange Commission on February 9, 2007 by Dimensional Fund Advisors LP reporting on beneficial ownership as of December 31, 2006, then

adjusted for the Stock Split. According to the filing, the reporting person has sole voting and investment power with respect to 2,024,755 shares (3,037,133 shares after the Stock Split).

(2) The information is based on the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 by Paradigm Capital Management, Inc. reporting on beneficial ownership as of December 31, 2006, and then adjusted for the Stock Split. According to the filing, the reporting person has sole voting and investment power with respect to 1,903,826 shares (2,855,739 shares after the Stock Split).

(3) The information is based on the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 by Wellington Management, LLP reporting on beneficial ownership as of December 31, 2006, and then adjusted for the Stock Split. According to the filing, the reporting person has shared voting power with respect to 1,317,348 shares (1,976,022 shares after the Stock Split) and shared investment power with respect to 1,619,798 shares (2,429,697 shares after the Stock Split).

Security Ownership of Management

The following table shows the number of shares of our common stock that are beneficially owned as of April 16, 2007 by each Named Executive Officer listed in the Summary Compensation Table and each of our Directors, as well as the number of shares beneficially owned by all of our Directors and Executive Officers as a group. As of April 16, 2007, there were _____ shares of our common stock outstanding. None of the shares are pledged as security. The table also includes information about stock options exercisable within 60 days and Deferred Stock Units credited to the accounts of each Director and Named Executive Officer under various compensation plans. Unless otherwise indicated by footnote, individuals have sole voting and investment power.

Name	Common Stock	Restricted Stock (1)	Stock Options Exercisable Within 60 Days	Deferred Stock Units (2)	Percent of Class
James R. Scarborough	32,611	21,777	1,520,811	-	[ ] %
Andrew T. Hall	9,533	30,000	37,500	-	(3)
Michael E. McCreery	12,681	10,889	148,782	-	(3)
Dennis E. Abramczyk	924	-	61,875	-	(3)
Cynthia S. Murray	-	22,500	56,250	-	(3)
Alan J. Barocas	-	2,569	-	-	(3)
Scott J. Davido	1,962	5,224	22,501	1,685	(3)
Michael L. Glazer	54,749	5,224	11,250	-	(3)
John T. Mentzer	1,350	5,224	56,248	3,065	(3)
Margaret T. Monaco	3,150	5,224	36,562	-	(3)
William J. Montgoris	2,959	5,224	36,562	-	(3)
Sharon B. Mosse	-	5,224	25,312	4,520	(3)
All Directors and Executive Officers as a group (20 persons)	132,303	119,079	2,312,927	9,270	[ ] %

_____

(1) Restricted stock is granted under the Stage Stores, Inc. Amended and Restated 2001 Equity Incentive Plan. The restricted stock granted to Messrs. Scarborough and McCreery vests ratably over two years. The restricted stock granted to Mr. Hall vests ratably over three years. The remainder of the restricted stock granted vests at the end of a three-year period from the date of grant.

(2) Deferred Stock Units ("DSU") are held under the Stage Stores, Inc. 2003 Non-Employee Director Equity Compensation Plan. Each DSU is equal in value to a share of Company stock, but does not have voting rights. Individuals do not have investment power with respect to DSUs. The number of DSUs credited to a Director's account will be adjusted, as appropriate, to reflect any stock split, any dividend paid in cash and any dividend

payable in shares of Company stock. At the election of the Director upon termination of his or her service as a Director, the DSUs will be distributed to the Director either (i) in cash, or (ii) in shares of Company stock.

(3)   Ownership is less than one percent of outstanding common stock.

Stock Ownership by Executive Officers

On December 28, 2006, the Board adopted a resolution stating that it believes that an officer of the Company who has reached the level of Executive Vice President or above (an "Executive Officer") should be a shareholder and should have a financial stake in the Company and that while the Board does not believe it appropriate to specify the level of stock ownership for Executive Officers, the Board encourages Executive Officers to either purchase stock in the open market or use their equity grants to acquire and retain, during their employment, shares of our common stock in an amount that the Executive Officer deems appropriate.

Stock Ownership by Directors

On August 29, 2006, the Board adopted a resolution stating that it believes that Directors should be shareholders and have a financial stake in the Company in an amount that a Director deems appropriate and that while the Board does not believe it appropriate to specify the level of stock ownership for individual Directors, each Director must develop and maintain a stock position in the Company with an original investment of at least four times the Annual Retainer, which is currently $30,000 for Independent Directors (the "Original Investment"), by the later of (i) three years of the date of the Director's initial election to the Board, or (ii) August 29, 2009. In determining whether the Director has achieved the Original Investment, the Director can include (i) a Director's tax basis in any stock acquired by the Director in open market purchases, and (ii) the amount of any Director fees which the Director has designated to be used for the acquisition of restricted stock or Deferred Stock Units under our 2003 Non-Employee Director Equity Compensation Plan.

INFORMATION RELATING TO THE BOARD OF DIRECTORS AND COMMITTEES

In General

Our business is managed under the direction of our Board of Directors. Members of our Board are kept informed of our business through discussions with our Chairman and Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and by participating in meetings of the Board and its Committees.

Our Board currently consists of nine Directors. Scott Davido, a Director since August 24, 2001, is not standing for reelection. On January 3, 2006, the Board retained the services of Spencer Stuart to assist it in the recruitment of a new Director as Walter Salmon retired from the Board effective June 1, 2006. Several potential candidates were identified by Spencer Stuart. On January 15, 2007, Mr. Barocas accepted the Board's offer and was appointed to the Board.

Corporate Governance

Corporate Governance Guidelines. The Board has adopted written Corporate Governance Guidelines (the "Governance Guidelines") to assist it in the exercise of its corporate governance responsibilities. The purpose of the Governance Guidelines is to provide a structure within which our Directors and our management can monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines are available on our website at www.stagestoresinc.com. They can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Corporate Governance Guidelines."

Director Independence. Seven of our nine Directors are Independent Directors, as independence is defined by the New York Stock Exchange, and two are not Independent Directors by virtue of the fact that they are our Chief Executive Officer and Chief Financial Officer, respectively. All members of the Board's Audit, Compensation, and Corporate Governance and Nominating Committees are Independent Directors. Members of the

Audit Committee must also satisfy, and they do satisfy, the additional independence requirement of Exchange Act Rule 10A-3, which provides that they may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries other than compensation for their service as a Director.

Lead Independent Director. The Governance Guidelines provide that if the Chairman of the Board is not an Independent Director, the Independent Directors must appoint a Lead Independent Director. Since Mr. Scarborough, the Chairman of the Board, is not an Independent Director, the Independent Directors have appointed Mr. Montgoris as the Lead Independent Director. The Lead Independent Director is required to perform the following duties:

- Coordinate the activities of the Independent Directors;

- Provide the Chairman of the Board with input on agendas for the Board and Board committee meetings;

- Coordinate and develop the agenda for, and chair executive sessions and other meetings of, the Independent Directors;

- Facilitate communications between the Chairman of the Board and the other members of the Board, including communicating other members' requests to call special meetings of the Board;

- Discuss the results of the Chief Executive Officer's performance evaluation with the Chairman of the Compensation Committee;

- Convey to the Chief Executive Officer, together with the Chairman of the Compensation Committee, the results of the Chief Executive Officer's performance evaluation; and

- Preside at regularly scheduled executive sessions of the Independent Directors.

Code of Ethics for Senior Officers. In order to promote ethical conduct in the practice of financial management throughout the Company, the Board has adopted a Code of Ethics for Senior Officers (the "Code"). The Company believes that, in addition to the Chief Executive Officer, the Chief Financial Officer and the Controller each holds an important and elevated role in corporate governance. The Code is designed to deter wrongdoing and provides principles to which the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions are expected to adhere and advocate. These principles embody rules regarding individual and peer responsibilities, as well as responsibilities to the shareholders, the public and others who have a stake in the Company's continued success. The Code is available on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Code of Ethics for Senior Officers." The Company intends to disclose future amendments to certain provisions of the Code, or waivers of such provisions granted to Directors and executive officers, if any, on its website within four business days following the date of such amendment or waiver or as otherwise may be required by the SEC.

Code of Ethics and Business Conduct. The Board has also adopted a Code of Ethics and Business Conduct (the "Code of Ethics"), which is the basic set of policies and procedures governing the behavior of all Directors, executive officers, and other employees of the Company (each employee an "Associate" and collectively the "Associates") in conformance with Section 303A.10 of the NYSE Listed Company Manual. It is the Company's policy to adhere to the highest standards of business ethics in all of its business activities. When Associates are engaged in any activity concerning the Company, its customers, competitors, suppliers, other Associates, shareholders or the general public, they must maintain standards of uncompromising integrity and conduct themselves in a professional manner with a positive, supportive attitude about the Company. The Code of Ethics is available on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Code of Ethics and Business Conduct." The Company intends to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions granted to Directors and executive officers, if any, on its website within four business days following the date of such amendment or waiver or as otherwise may be required by the NYSE or the SEC.

Non-Accounting Complaints. The Company has established procedures to enable anyone who has a concern about a violation of the Code of Ethics and Business Conduct or any other Company policy to report that concern through normal Company channels or anonymously. An Anonymous Ethics Hotline is maintained by an independent third party and is available 24 hours a day, 7 days a week.

Accounting Complaints. The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures, which are incorporated into the Company's Code of Ethics and Business Conduct, (i) set forth a statement about the Company's commitment to comply with the laws; (ii) encourage employees to inform the Company of conduct amounting to a violation of the applicable standards; (iii) describe prohibited conduct; (iv) set forth compliance procedures that employees can easily use, including making anonymous complaints, and (v) provide assurances that there will be no retaliation for reporting suspected violations.

Policy on Poison Pills. The term "Poison Pill" refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt. The Board has not adopted a Poison Pill. However, as the Company is a Nevada corporation, our Articles of Incorporation provide that the Company has expressly elected to be governed by Chapter 78 of the Nevada Revised Statutes ("NRS") with respect to the acquisition of a controlling interest in the Company. NRS 78 provides that a person who seeks to acquire a "Controlling Interest" (20% or greater) in the Company will only obtain such voting rights in the shares acquired (the "Control Shares") as are granted by a vote of the holders of a majority of the remaining voting power of the Company at a special or annual meeting of the shareholders. In addition, NRS 78 provides that the Company may redeem not less than all of the Control Shares at the average price of the Control Shares if the Control Shares are not granted full voting rights by the shareholders.

Attendance at Board, Committee and Annual Meetings

Board Meetings. The Board held four regular and one special meeting during 2006. During 2006, no current Director attended fewer than 75% of the aggregate of the total number of meetings of the Board and of meetings held by Committees of the Board on which he or she was a member. In addition to regularly scheduled meetings, a number of Directors were involved in numerous informal meetings with management, offering valuable advice and suggestions on a broad range of corporate matters.

Executive Sessions. As described in the Governance Guidelines, the Independent Directors meet in regularly scheduled executive sessions without members of the Company's management.

Annual Meeting. It is the Board's policy that Directors should attend the Company's annual meeting of the shareholders absent exceptional cause. Last year, all Directors attended the annual meeting of shareholders with the exception of Mr. Barocas, who was not a Director at that time.

Standing Committees

The Board has the following standing Committees: Corporate Governance and Nominating, Audit and Compensation. Each Committee operates under a written charter which is periodically reviewed by the respective Committee and the Corporate Governance and Nominating Committee. The following table provides information concerning the independence of our Directors and the current membership of each Committee.

Director	Board	Corporate Governance and Nominating Committee	Audit Committee	Compensation Committee
Mr. Barocas (I)	X	X	X	
Mr. Davido(I)	X	X	X (C)(ACFE)	
Mr. Glazer (I)	X	X		X (C)
Mr. McCreery	X			
Mr. Mentzer (I)	X	X (C)	X (ACFE)	X
Ms. Monaco (I)	X	X		X
Mr. Montgoris (I)(LID)	X		X (ACFE)	
Ms. Mosse (I)	X	X		X
Mr. Scarborough	X (C)			

_____

(I)	The named Director is an Independent Director.
(C)	The named Director is the Chairman.
(LID)	The named Director is the Lead Independent Director.
(ACFE)	The named Director is an Audit Committee Financial Expert.

Corporate Governance and Nominating Committee

In General. The members of the Corporate Governance and Nominating Committee are John Mentzer (Chairman), Alan Barocas, Scott Davido, Michael Glazer, Margaret Monaco and William Montgoris, all of whom are Independent Directors. The Committee's primary functions are (i) to maintain and review the Governance Guidelines and propose changes to the Governance Guidelines as corporate governance developments warrant, (ii) to consider any Director candidates recommended by shareholders, (iii) to identify, recruit and recommend potential candidates for nomination as Directors to the Board and to nominate Directors for membership on Board committees, (iv) to evaluate the overall performance of the Board, and (v) to report annually to the Board on the status of the Chief Executive Officer's succession plan. The Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by reviewing corporate governance issues that may be brought before the Board, by exercising oversight over the Governance Guidelines, by nominating qualified individuals as Directors and reviewing their performance, and by reviewing applicable laws and regulations related to corporate governance matters. Annually, the Committee evaluates the overall performance of the Board and the Governance Guidelines. Periodically, the Committee reviews the compensation paid to the Directors. The Committee met four times during 2006.

Corporate Governance and Nominating Committee Charter. The Corporate Governance and Nominating Committee's Charter is posted on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "CG&NC Charter".

Evaluation of the Chairman, the Board and Individual Directors. The Corporate Governance and Nominating Committee is responsible for establishing the evaluation criteria and implementing the process for the annual evaluation of the Chairman, the Board and the individual Directors. Each Director evaluates the Chairman, the Board and the other Directors. With respect to the Chairman and the Board, the evaluations are of the Chairman and the Board's overall performance as a whole and specifically review areas in which the Board believes a better contribution could be made. The results of the evaluations of the Board and the Chairman are reported to the entire Board by the Lead Independent Director. With respect to the evaluation of individual Directors, the purpose of the evaluation is to increase the corporate governance effectiveness of the Board, not to target individual Directors. The results of the individual Director evaluations are communicated to the respective Directors by the Lead Independent Director and, in the case of the Lead Independent Director, by outside counsel.

Evaluation of the Guidelines, Committee Charters, Corporate Governance Policies and Related Party Transactions. With input from the other Directors, the Corporate Governance and Nominating Committee reports annually to the Board on its evaluation of the Governance Guidelines, the committee charters, any other corporate governance policies, and any related party transactions (transactions involving the Company and any executive officer, Director, employee or their affiliates and immediate family members).

Director Qualifications; Process for Identifying and Evaluating Nominees. Nominees for Director must possess the following minimum qualifications: broad experience, wisdom, integrity, the ability to make independent analytical inquiries, an understanding of our business environment, and a willingness to devote adequate time to Board duties. The Corporate Governance and Nominating Committee is responsible for assessing the appropriate balance of skills and qualifications required of Directors. In identifying and evaluating nominees for Director, including nominees recommended by shareholders, the Committee will implement such process as it deems appropriate including, in its sole discretion, retaining a third party or third parties to identify or evaluate or assist in identifying or evaluating potential nominees. However, at a minimum, each nominee for Director must (i) meet the minimum qualifications set forth above, (ii) have at least one interview with the Committee and with any other Board member who requests an interview, and (iii) complete and sign the Company's Director and Executive Officer Questionnaire in a form deemed appropriate by the Board prior to his or her nomination to the Board. Each Director must no less than annually complete and sign a Director and Executive Officer Questionnaire in a form deemed appropriate by the Board. In the event any information contained on a Director's most recent Director and Executive Officer Questionnaire becomes incomplete or inaccurate, it is the responsibility of the Director to provide complete and accurate information to the Committee within thirty days. When formulating its Director recommendations, the Committee will also consider any advice and recommendations offered by the Company's Chief Executive Officer and any other members of the Board.

Consideration of Shareholder Nominees. When formulating its Director recommendations, the Corporate Governance and Nominating Committee will also consider any written recommendations received from shareholders of the Company identifying the nominee and stating his or her qualifications. The Committee evaluates all nominees for Director in the same manner regardless of the source of the recommendation. For the Annual Meeting of Shareholders in 2008, recommendations for Director nominees must be submitted in writing by January 4, 2008 to the Corporate Governance and Nominating Committee, c/o Michael E. McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, and must include the names of such nominees, together with their qualifications for service as a Director of the Company.

Succession Planning. The Governance Guidelines require (i) the Corporate Governance and Nominating Committee to make an annual report to the Board on emergency as well as expected Chief Executive Officer succession planning and (ii) the Chief Executive Officer to prepare, on a continuing basis, a short-term succession plan which delineates a temporary delegation of authority to certain officers of the Company, if all or a portion of the executive officers of the Company should unexpectedly become unable to perform their duties. The short-term succession plan will be in effect until the Board has the opportunity to consider the situation and take action, when necessary.

Audit Committee

In General. The members of the Audit Committee are Scott Davido (Chairman), Alan Barocas, Tom Mentzer and William Montgoris, all of whom are Independent Directors. It is expected that Mr. Montgoris will assume the role of Chairman following the expiration of Mr. Davido's term on June 7, 2007. The primary function of the Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements and internal controls of the Company. The Committee's primary responsibilities and duties are (i) to monitor the integrity of the Company's financial process and systems of internal controls regarding finance, accounting and legal compliance, (ii) to select, retain, terminate, determine compensation and oversee the work of the Company's independent registered public accounting firm, (iii) to ensure the independence and monitor the performance of the Company's independent registered public accounting firm and the performance of the Company's internal auditing department, (iv) to provide an avenue of communication between the independent registered public accounting firm and the Company's internal auditing department, and (v) to provide an avenue of communication among the independent registered public accounting firm, management, the Company's internal auditing department and the Board. The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and duties, and it has direct access to the independent registered public accounting firm as well as anyone in the Company. The Committee has the ability to engage, at the Company's expense, independent counsel and other advisers as it determines necessary to carry out its duties. The Committee met eighteen times in 2006.

Audit Committee Charter. The Audit Committee's Charter is available on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Audit Committee Charter."

Audit Committee Financial Expert. The Board has determined that Messrs. Davido, Mentzer and Montgoris are Audit Committee Financial Experts, as that term is defined by the SEC.

Audit Committee Report. The Audit Committee Report begins on page 44.

Compensation Committee

In General. The members of the Compensation Committee are Michael Glazer (Chairman), John Mentzer, Margaret Monaco, and Sharon Mosse, all of whom are Independent Directors. The primary function of the Committee is to administer the cash salary, bonus and other incentive compensation programs for the executive officers of the Company. The Committee met three times in 2006.

Compensation Committee Charter. The Compensation Committee's Charter is available on the Company's website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", then "Compensation Committee Charter."

Compensation Committee Report. The Compensation Committee Report begins on page 27.

Compensation and Compensation Principles. For a discussion of executive officer and Director compensation and compensation principles, please see "Compensation Discussion and Analysis" and the compensation tables and narrative discussions that follow beginning on page 13 of this Proxy Statement.

Processes and Procedures for Executive Officer Compensation. The primary responsibilities of the Compensation Committee include (i) reviewing the performance and approving the compensation of the Company's executive officers, (ii) reviewing and approving the terms and conditions of written employment agreements for executive officers, (iii) providing oversight of all cash compensation, equity compensation, benefits and perquisites for the entire officer population, and (iv) reviewing and monitoring equity incentive stock option plans as well as any pension, profit sharing, and benefit plans.

The Committee meets as frequently as circumstances require, but typically meets at least three times per year. Each meeting held in-person allows time for an executive session in which the Committee and outside advisor, if requested, have an opportunity to directly discuss all executive compensation issues. The Committee reviews compensation strategies proposed by management and assesses program design and recommendations for individual executives against these strategies. The Committee determines the Chief Executive Officer's ("CEO's) compensation and reviews and discusses recommendations for other senior executives with the CEO and approves final pay packages. The Committee also reviews overall program design and total costs compared to approved strategies.

The Committee believes that having the input of management is important to the overall effectiveness of the Company's executive compensation program. The CEO and the Company's Executive Vice President, Human Resources ("EVP Human Relations") are the primary representatives of management who interact with the Compensation Committee. The Committee seeks input from the CEO and the EVP Human Resources regarding the performance of the executive team and individual compensation levels (within parameters approved by the Committee) and also recommendations on various executive compensation awards (e.g., new hire equity grants). In addition, the CEO and the EVP Human Relations regularly attend Committee meetings (except for executive sessions) to participate in the presentation of materials and discussion of management's point of view regarding compensation issues.

The CEO may not be present during deliberations and voting regarding his or her compensation. While the CEO may be present during deliberations and voting on the compensation of other Executive Officers, the CEO may not vote on their compensation. The Committee meets at least once each year in Executive Session, without the CEO. Only Committee members and others specifically requested by the Committee (such as the outside consultants) participate in the Committee's executive sessions.

The Committee has delegated authority to the CEO to grant equity awards to employees at the Vice President level and below, with a maximum number of 5,000 shares to any one person at any one time. All equity awards, regardless of the number of shares, at the Senior Vice President level and above must be approved by the Board. In addition, the CEO has authority to manage employee compensation at the Vice President level and below within the compensation guidelines approved by the Committee.

Engagement and Use of Independent Executive Pay Consultant-Executive Officer Compensation. The Compensation Committee has the authority to retain, from time to time and at the Company's expense, a professional compensation consulting firm to review our executive officer compensation program. The Committee has selected and engaged Hay Group, a leading human resource and compensation consulting firm, as its independent advisor to advise it on executive compensation. The decision to retain an advisor is at the sole discretion of the Committee and the consultants work at the direction of the Committee.

The Chairman of the Committee works directly with the consultants to determine the scope of the work needed to assist the Committee in its decision making processes. For example, the consultants meet with the Chairman to review issues and gain input on plan design and alternatives. In this process, the consultants interact with the members of the Committee, the CEO, and other senior management to facilitate the development of our executive compensation strategy and approach to determining compensation levels.

Hay Group prepares competitive pay analyses regarding both a peer group and the broader market, provides information on the Company's performance compared to the peer group, and advises the Committee on the level and design of compensation programs for executives. The consultants attend Committee meetings and the Committee's executive sessions to present and discuss market data, program design alternatives, and to provide advice and counsel regarding decisions facing the Committee. In addition, with the agreement and approval of the Committee, Hay Group works with the management team on broad-based compensation design and issues and links them to overall executive compensation strategy.

Processes and Procedures for Director Compensation. It is the responsibility of the Corporate Governance and Nominating Committee to recommend to the Board alternative forms of Director compensation. The Company's management reports at least once a year to the Committee on the status of our Directors' compensation in relation to the compensation of directors of our peer companies. With the assistance of our compensation consultants, the Committee periodically evaluates Director compensation to ensure that our Directors are compensated in a manner consistent with those of the Company's peer group. Changes in Board compensation, if any, are recommended by the Committee, but must be approved by the Board after a full discussion.

Engagement and Use of Independent Executive Pay Consultant-Director Compensation. As with the Compensation Committee, the Corporate Governance and Nominating Committee (i) has the authority to retain, from time to time and at the Company's expense, a professional compensation consulting firm to review our Director compensation program, and (ii) has selected and engaged Hay Group as its independent advisor to advise it on Director compensation. Likewise, the decision to retain an advisor is at the sole discretion of the Committee and the consultants work at the direction of the Committee. The nature and scope of advisor's assignment with respect to Director compensation, and its interaction with the Chairman of the Committee, is essentially the same as it is with the Compensation Committee in the case of executive officer compensation. However, the advisor only attends meetings of the Corporate and Governance Committee that involve Director compensation, which is generally one meeting a year.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has ever been an officer or an employee of the Company or its subsidiaries. No executive officer of the Company serves on any board of directors with any of the Company's Directors other than on the Company's Board.

Shareholder Communications with the Board

In General. Shareholders may send written communications to the Board and, if applicable, to specified individual Directors, including the Independent Directors, by mail, facsimile or courier to the Company's principal executive offices. All correspondence received by the Company will be relayed to the Board or, if applicable, to the individual Director. Communications should be addressed in care of Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, or sent by facsimile to Mr. McCreery at (713) 669-2621.

Deadline for Shareholders for Inclusion in Next Year's Proxy Statement. Shareholder proposals intended to be presented at the 2008 Annual Meeting of Shareholders and included in the Company's proxy statement and form of proxy relating to that meeting pursuant to Rule 14a-8(e) under the Securities Exchange Act of 1934 must be received in writing by the Company at the Company's principal executive offices by January 4, 2008. Proposals should be addressed to Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

Other Shareholder Proposals for Presentation at Next Year's Annual Meeting. For any shareholder proposal that is not submitted to the Company for inclusion in next year's proxy statement, but is instead sought to be presented by the shareholder directly at the 2008 Annual Meeting, Rule 14a-4(c) under the Securities Exchange Act of 1934 permits management to vote proxies in its discretion if the Company: (1) receives written notice of the proposal before the close of business on March 20, 2008, and advises shareholders in the 2008 Proxy Statement about the nature of the matter and how management intends to vote on the matter, or (2) does not receive written notice of the proposal before the close of business on March 20, 2008. Notices of intention to present proposals at the 2008 Annual Meeting should be addressed to Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

Other than those related to their employment with the Company, in the case of Executive Officers, and related to their service to the Company, in the case of non employee Directors, there were no transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which the Company was or is to be made a participant and in which any Director, nominee for Director or Executive Officer of the Company, or any immediate family member of a Director, nominee for Director or Executive Officer of the Company had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Persons

In General. Article X Related Party, Other Material Transactions and Loans of the Governance Guidelines ("Governance Guideline Article X") and the Company's written Related Party and Material Transactions Policy (the "Policy") contain the Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in this Proxy Statement. They provide as follows:

Related Party Transactions. No officer, director, or employee of the Company or any of its affiliate or subsidiary companies (collectively, the "Companies") shall enter into any agreement, arrangement or contract with any person or entity pursuant to which any of the Companies may be obligated to:

    (i)   pay any money to a "Related Party," or

    (ii)   assign or lease any property belonging to any of the Companies to a Related Party, or

(iii)   allow any Related Party to use any property belonging to any of the Companies,

if the aggregate fair market value of any monies paid to the Related Party and the property assigned or leased to or used by the Related Party exceeds Five Thousand Dollars ($5,000), without the express, prior, written approval of the Company's Board of Directors. The term "Related Party" includes:

(i)   any person who is an officer or director of any of the Companies (each, an "Insider"); and

(ii)   any person who is a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director (each, an "Immediate Family Member"); and

(iii)   any entity for which an Insider or Immediate Family Member is an attorney, broker, commissioned sales agent, director, manager, officer, partner or profits participant; and

(iv)   any entity in which an Insider or Immediate Family Member has beneficial ownership of five percent (5%) or more of the voting securities of the entity.

Notwithstanding anything to the contrary, if required by the Securities and Exchange Commission, New York Stock Exchange, or other regulatory authority, any transaction between the Company and a Related Party, regardless of the amount involved, shall be approved by the Audit Committee.

       Other Material Transactions. No officer, director, or employee of the Company or any of its affiliate or subsidiary companies (collectively, the "Companies") shall enter into any agreement, arrangement or contract with any person or entity or authorize any transaction which the Company may be required to disclose to the Securities and Exchange Commission unless the agreement, arrangement, contract or transaction previously has been approved by the Company's Board of Directors.

       Loans to Directors, Executive Officers and Their Immediate Family Members. Governance Guideline Article X provides that the Company shall not, directly or indirectly, including through any subsidiary, extend or maintain credit, arrange for or guarantee the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director, Executive Officer, or Immediate Family Member of any Director or Executive Officer. As used in the Governance Guidelines and this Proxy Statement, "Executive Officer" means the Company's Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, any Vice President in charge of a principal business unit, division or function (such as sales, administration or finance), or any other officer who performs a policy making function or any other person who performs similar policy making functions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

       The following Compensation Discussion and Analysis ("CD&A") describes the material objectives and principles underlying our compensation policies and decisions and the material elements of the compensation of our executive officers identified in the Summary Compensation Table on page 27 (the "Named Executive Officers"). The CD&A should be read in conjunction with the compensation tables beginning on page 27. As used in this CD&A, references to "post split" amounts reflect the effects of the three-for-two split of outstanding common stock on January 31, 2007, which applies as well to awards granted under our Amended and Restated 2001 Equity Incentive Plan.

Overview of Compensation Program

       The Compensation Committee of our Board of Directors (for purposes of this discussion, the "Committee") administers the base salary, bonus, long term incentive and other compensation and benefits programs with regard to our Named Executive Officers as well as our other executive officers. Its specific responsibilities and duties are listed on page 10 of this Proxy Statement. The Committee ensures that the total compensation paid to the Named

Executive Officers is fair, reasonable and competitive in relation to our peer group of companies, as identified below (the "Peer Group"). The Committee's recommendations for the total compensation of the Named Executive Officers are subject to the approval of our Board of Directors.

Compensation Objectives and Principles

The objectives of our compensation program are as follows:

- to enable us to recruit, motivate and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives;

- to maximize the long-term commitment of our executive officers to our success by providing compensation elements that align their interests and our shareholders in that the compensation elements are directly related to our stock performance and other financial metrics that the Committee believes influence the creation of long-term shareholder value; and

- to reward our executive officers upon the achievement of short-term and long-term business objectives and enhanced shareholder value.

The principles of our compensation program are as follows:

- Compensation arrangements shall emphasize pay-for-performance and encourage retention of those executive officers who enhance the Company's performance;

- Compensation arrangements shall maintain an appropriate balance between base salary and annual and long-term incentive compensation;

- Cash incentive compensation plans for executive officers shall link pay to achievement of goals set in advance by the Committee;

- The Committee shall set annual and long-term performance goals for the Chief Executive Officer and evaluate his or her performance against those goals related to the performance of the Company's Peer Group and the Company's Performance Group, as the case may be;

- Compensation arrangements shall align the interests of executive officers and shareholders;

- In the event minimum thresholds for annual and long-term performance goals are not met, incentive compensation related to those goals shall not be paid;

- It is the policy of the Board that the Company should not reprice or swap stock options granted to executive officers, Directors and employees.

- The Committee shall meet at least once each year in executive session, without the Chief Executive Officer;

- The Chief Executive Officer may not be present during deliberations and voting regarding his or her compensation. While the Chief Executive Officer may be present during deliberations and voting on the other executive officers' compensation, the Chief Executive Officer makes recommendations, but does not vote on their compensation;

- The compensation of the Chief Executive Officer and other executive officers shall be recommended to the Board for final approval by the Committee comprised solely of Independent Directors; and

- In approving compensation, the recent compensation history of the executive officer, including special or unusual compensation payments, and all forms of compensation to which the executive officer may be entitled, shall be taken into consideration using tally sheets or other comparable tools the Committee deems appropriate.

Role of Executive Officers in Compensation Decisions

The Committee believes that having the input of management is important to the overall effectiveness of the Company's executive compensation program. Our Chief Executive Officer and Executive Vice President, Human Resources regularly attend Committee meetings (except for executive sessions) to participate in the presentation of materials and discussion of management's point of view regarding compensation issues. The Committee receives input from our Chief Executive Officer with respect to the compensation of the other Named Executive Officers. However, as stated in our principles, our Chief Executive Officer may not be present during deliberations and voting regarding his or her compensation. While the Chief Executive Officer may be present during deliberations and voting on the other executive officers' compensation, the Chief Executive Officer makes recommendations, but does not vote on their compensation.

Setting Compensation

In General

Based on the foregoing objectives and principles, the Committee has structured our compensation programs to motivate our Named Executive Officers to achieve the business goals set by the Board and to reward them for achieving those goals.

The Committee has selected and engaged Hay Group as its independent advisor to advise it on executive compensation. Hay Group prepares competitive pay analyses regarding both the Peer Group and the broader market, provides information on the Company's performance compared to the Peer Group, and advises the Committee on the level and design of compensation programs for executive officers. The Chairman of the Committee works directly with Hay Group to determine the scope of the work needed to assist the Committee in its decision making processes.

Our 2006 Peer Group

In making overall compensation decisions, the Committee compares each element of total compensation against the Peer Group. The Peer Group that the Committee uses to benchmark the compensation of our Named Executive Officers was developed in August 2005. The Committee selected this Peer Group because it is representative of companies that the Company competes with for business and talent and because the Company's annual sales fall within the range of the companies in the Peer Group. The Peer Group and the Performance Group, as described later in this Proxy Statement, are reviewed annually and updated as needed for certain business reasons, such as mergers, acquisitions, etc. In general, the criteria for selecting the companies in the Peer Group are as follows:

- U.S. based, publicly traded companies in the retail industry;

- Annual sales generally between one-half and two times the Company's annual sales;

- Primarily do business in apparel and/or accessories;

- Companies that target a middle income customer segment; and

- Companies from which key talent may be recruited.

All of the companies in the Company's current 21-member Peer Group meet a majority of those criteria. The members of the Peer Group are as follows:

- Abercrombie & Fitch Co.
- American Eagle Outfitters, Inc.
- AnnTaylor Stores Corporation
- Burlington Coat Factory Investments Holdings, Inc.
- The Cato Corporation
- Charming Shoppes, Inc.
- Chico's FAS, Inc.

- The Children's Place Retail Stores, Inc.
- Christopher & Banks Corporation
- The Dress Barn, Inc.
- Goody's Family Clothing, Inc.
- The Gymboree Corporation
- Hot Topic, Inc.
- The Men's Wearhouse, Inc.

- New York & Company, Inc.
- Pacific Sunwear of California, Inc.
- Payless ShoeSource, Inc.
- Stein Mart, Inc.
- The Talbots, Inc.
- Tween Brands, Inc.
- Urban Outfitters, Inc.

The Peer Group provides direct incumbent information on a job title match basis (e.g., Chief Executive Officer, Chief Financial Officer) for key competitors. Hay Group's 2006 Retail Industry Total Remuneration Survey (the "Hay Group Survey") is used to provide an additional benchmark for the Named Executive Officers' base salary and annual variable pay target levels (both cash and equity). The Hay Group Survey provides compensation data on the broader retail market place (covering over 70 organizations, a majority of which are specialty stores). It provides market data by job, controlling for differences in responsibility and revenue size. The data from both the Peer Group and the Hay Group Survey includes base salary, annual incentive bonus and equity incentive compensation for the named executive officers of those companies.

Our Current Performance Group

While the Committee uses the Peer Group and the Hay Group Survey to benchmark the compensation of our Named Executive Officers, it uses a separate performance group of companies, as identified below (the "Performance Group"), to measure the Company's performance with respect to comparable store sales for purposes of the Senior Executive Incentive Bonus Plan and the Company's total shareholder return for the purpose of performance shares. The Performance Group was developed in 2004. As with the Peer Group, the Committee selected the Performance Group because it is representative of companies that the Company competes with for business and talent. However, unlike the Peer Group, the annual sales of the Performance Group are not limited to between one-half and two times the Company's annual sales. In general, the criteria for selecting the companies in the Performance Group are as follows:

- U.S. based, publicly traded companies in the retail industry;
- Annual sales generally $500 million or greater;
- Primarily do business in apparel and/or accessories;
- Companies that target a middle income customer segment; and
- Companies from which key talent may be recruited.

All of the companies in the Company's current 26-member Performance Group meet a majority of those criteria. The members of the Performance Group are as follows:

• Abercrombie & Fitch Co.	• Federated Department Stores Inc.	• Nordstrom, Inc.
• American Eagle Outfitters, Inc.	• The Gap. Inc.	• Pacific Sunwear of California, Inc.
• AnnTaylor Stores Corporation	• Genesco Inc.	• Payless ShoeSource, Inc.
• The Cato Corporation	• The Gymboree Corporation	• SAKS Incorporated
• Chico's FAS, Inc.	• Hot Topic, Inc.	• Stein Mart, Inc.
• The Children's Place Retail Stores, Inc.	• J.C. Penney Corporation, Inc.	• Tween Brands, Inc.
• Christopher & Banks Corporation	• Kohl's Corporation	• The Wet Seal, Inc.
• Dillard's, Inc.	• Limited Brands, Inc.	• Urban Outfitters, Inc.
• The Dress Barn, Inc.	• The Men's Wearhouse, Inc.	

The following six companies are in the Peer Group, but are not in the Performance Group: Burlington Coat Factory Investments Holdings, Inc., Charming Shoppes, Inc., Goody's Family Clothing, Inc., New York & Company, Inc. and The Talbots, Inc. The following ten companies are in the Performance Group, but are not in the Peer Group: Dillard's, Inc., Federated Department Stores, Inc., The Gap, Inc., Genesco Inc., J.C. Penney Corporation, Inc., Kohl's Corporation, Limited Brands, Inc., Nordstrom, Inc., SAKS Incorporated and The Wet Seal, Inc.

Compensation Elements

In General

All of the compensation and benefits programs for our Named Executive Officers described below meet our primary purpose to recruit and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives. Beyond that, different elements are designed for different purposes. The elements of compensation for our Named Executive Officers are as follows:

- Base salary, perquisites and other benefits, which are designed to attract and retain executives over time;

- Annual incentive (bonus) compensation, which is designed to focus executives on the business objectives established by the Board for a particular year;

- Long-term Incentive Compensation, which consists of stock appreciation rights ("SARs"), restricted stock, performance shares, and stock options, is designed to focus executives on the long-term success of the Company, as reflected in increases to the Company's stock prices, growth in its earnings per share and other elements; and

- Termination and change in control compensation and benefits, which are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where those types of compensatory protections are commonly offered. Termination compensation and benefits are designed to ease an employee's transition due to an unexpected employment termination, while change in control compensation and benefits are designed to encourage employees to remain focused on our business in the event of rumored or actual fundamental corporate changes.

The Committee establishes the amount and mix of base salary and variable compensation by referencing Peer Group practices for each element. The Committee does not have any specific formula for this determination, but rather targets fixed compensation (base salary) around the median of the market and variable compensation (both short and long-term) to be above the median of the market when the Company has superior performance. In considering the total package of compensation, the Committee also considers the internal relationship of pay across all executive positions.

Base Salary

The Committee views a competitive base salary as an important component to attract and retain executive talent. Base salaries also serve as the foundation for the annual incentive (bonus) plan, which expresses the bonus opportunity as a percent of base salary.

The Committee considers both internal equity and external competitiveness in determining the base salary of our Named Executive Officers. Base salaries for our Named Executive Officers are targeted in a range around the median of the Peer Group. After considering input from our Chief Executive Officer regarding the performance of the other Named Executive Officers, the Committee uses its judgment regarding individual performance, market competitiveness, length of service and other factors to determine the appropriate base salary for each Named Executive Officer.

Annual Incentive (Bonus) Compensation

Annual incentive (bonus) compensation for our Named Executive Officers is determined each year according to the Senior Executive Incentive Bonus Plan (the "Bonus Plan"). The current Bonus Plan establishes an annual cash bonus amount and is paid based on the following two metrics: (i) the Company's pre-tax earnings and (ii) comparable store sales relative to the Performance Group.

In March of each year, the Committee evaluates the Company's annual and long-term strategic plan to determine if these financial metrics are appropriate to measure achievement of the Company's objectives and to motivate executives. Based on discussions with our Chief Executive Officer and Chief Financial Officer, the Committee approves the financial metrics to be included in the Bonus Plan. This final approval typically occurs at the March Committee meeting.

The incentive matrix establishes threshold (minimum), target, and maximum performance levels for each metric based on the level of difficulty in achieving the business plan as well as the risks associated with the Bonus Plan. The incentive matrix clearly outlines a minimum level of performance below which no bonus will be paid and the relationship between the two metrics that will generate payouts at or above the three target levels.

Annual incentive compensation targets under the Bonus Plan are expressed as a percentage of base salary and targets increase with job scope and complexity. If the pre-tax earnings achievement level is less than the threshold amount, then no bonus will be paid for either of the metrics (i.e., total bonus will be zero).

For additional detail on the 2006 Senior Executive Incentive Bonus Plan and examples of how the payout is calculated, please see "Committee Action in 2006 Concerning Named Executive Officer Compensation-Annual Incentive Compensation" beginning on page 21.

At its March meeting, the Committee also reviews the Company's stated financial results for the recently completed fiscal year, certifies the calculation of proposed bonus amounts, and reports them to the full Board.

Long-term Incentive Compensation

In General. The Committee considers long-term incentive compensation ("LTI") critical to the alignment of executive compensation with the creation of shareholder value. The Company's long-term equity incentive compensation awards are granted pursuant to our Amended and Restated 2001 Equity Incentive Plan (the "Equity Incentive Plan"), which was approved by our shareholders at our 2004 Annual Meeting.

At its March meeting, the Committee reviews the portfolio of long-term incentive vehicles, the targeted award size and the performance measures associated with any awards. The Committee also reviews recommendations provided by management and the Hay Group regarding LTI design. The Board's practice is to make annual grants of equity awards, including SARs, performance shares and stock options, upon recommendation of the Committee at that time. The Committee believes that the use of multiple equity vehicles balances a focus on equity-driven growth with the retention and performance aspects of restricted stock. The grant date is the same date that the Board approves the awards. The equity award is priced at fair market value of the shares on that date. From time to time, the Board will consider making grants under other special circumstances, such as, recruiting new executive talent, upon the promotion of an executive, and to retain key individuals. Any and all other grants (other than the March grants) are effective as of the date of the event (e.g., new hire or promotion date) and are priced at fair market value of our common stock on that date.

Stock Options. Stock options represent the right to purchase a share of Company stock at a fixed price (the exercise price) for a specified period of time (the option term). The exercise price is determined on the date of grant. The employee benefits only if the stock's value appreciates from the grant date through the exercise date. In 2006, the Company did not grant stock options to any executives, but it has granted them in past years.

Most of the stock options the Company has awarded its Named Executive Officers vest at the rate of 25% per year over the first four years following the date of grant and some stock options vest at the end of three years following the date of grant. Options issued prior to January 29, 2005 will generally expire if not exercised ten years from the date of grant while options granted after January 29, 2005 generally expire if not exercised seven years from the date of grant. If an executive officer dies, the executive officer's estate will have one year from the date of death to exercise all vested stock options. If an executive officer retires or voluntarily terminates employment, he or she will have 60 days from the date of termination to exercise all vested stock options.

Stock Appreciation Rights ("SARs"). A stock appreciation right is similar to a stock option in that it allows the recipient to benefit from any appreciation in the Company's stock price from the grant date through the exercise date. However, with a SAR, the executive officer is not required to actually purchase all of the exercised shares (as with a stock option), but rather just receives the amount of the increase in cash or in shares of our stock. Because the value that may be earned through SARs is dependent upon an increase in our stock price, the Committee views SAR grants as a critical link between management wealth accumulation and the creation of shareholder value. The Equity Incentive Plan provides that SARs may not be granted at less than 100% of fair market value.

SARs have a seven-year term and vest one-fourth (25%) on each of the first, second, third and fourth anniversaries of the date of the grant. If an executive officer dies, unvested SARs are immediately vested and the executive officer's estate will have one year from the date of death to exercise all SARs. If an executive officer retires or voluntarily terminates employment, he or she will have 60 days from the date of termination to exercise all vested SARs.

Restricted Stock. Restricted stock is a share of our common stock that has vesting restrictions tied to continued employment. Restricted stock provides executive officers with the opportunity to earn full value shares of our common stock. Depending on the agreement, restricted stock grants may either cliff-vest, which means they vest all at once, at the end of two or three years, or step vest, which means they vest in pro rata increments, over a two or three year period. If the executive officer leaves for any reason other than death, disability or retirement before vesting, the unvested portion of the restricted stock award is forfeited. If the executive officer dies, becomes disabled or retires, the Committee may, in its sole discretion, determine to cancel any or all restrictions and vest any or all of the restricted stock award.

Performance Shares. As with restricted stock, performance shares provide executive officers with the opportunity to earn full value shares of our stock. However, a three-year performance cycle (the "Performance Cycle") is established at the beginning of each grant and the amount of the award is determined by the Company's performance on total shareholder return relative to the then current Performance Group over the Performance Cycle. If an executive officer leaves for any reason other than death, disability or retirement before the end of the Performance Cycle, the performance share award is forfeited. An executive officer that dies, becomes disabled or retires during the Performance Cycle will be eligible to receive a prorated number of shares corresponding to the period of the Performance Cycle that they remained employed.

Benefits and Perquisites

The Committee supports a compensation philosophy for our Named Executive Officers that is more heavily weighted toward annual and long-term performance-based compensation rather than toward benefits and perquisites.

The perquisites and other benefits we provide our Named Executive Officers are summarized in the Summary Compensation Table, the All Other Compensation Table and the Nonqualified Deferred Compensation Table, including footnotes. In addition, we provide our executive officers with core benefits available to all full-time employees (e.g., coverage for medical, dental, prescription drugs, basic life insurance and long term disability coverage) as well as a supplemental Executive Officer Medical Plan. The supplemental Executive Medical Plan is an insured plan which provides officers at the Executive Vice President level and above reimbursement for medical and dental out of pocket expenses which are not covered by the underlying Company medical plan. Typical payments are for deductibles, co-pays and similar expenses.

Retirement Plans

The Company does not provide a qualified retirement program for our Named Executive Officers nor is there a supplemental executive retirement plan or any other retirement plan available other than the our 401(k) Plan and our Nonqualified Deferred Compensation Plan. The Committee provides our Named Executive Officers a nonqualified deferred compensation plan to "make whole" for the retirement plan limits applicable under the Internal Revenue Code (the "Code"). The Company provides a dollar-for-dollar matching amount on the executive officer's deferral up to the first 10% of the executive officer's base salary, and up to 10% of any earned bonus amounts.

Termination and Change In Control Arrangements

In General. Pursuant to their employment agreements, our Named Executive Officers are entitled to compensation and other benefits if their employment terminates or if there is a change in control, as described on page 33 under "Potential Payments upon Termination or Change in Control". Termination and change in control compensation and other benefits are established at the time a Named Executive Officer signs an employment agreement with the Company.

Termination. Our Named Executive Officers are entitled to compensation and other benefits in an amount the Committee believes is appropriate, taking into account the time it is expected to take a terminated employee to find another job. Compensation and other benefits upon termination are intended to ease the consequences to an employee of an unexpected termination of employment. The Company benefits in that the employment agreements contain a covenant not to compete, solicit or disparage provision that continues for a period of up to three years following termination.

Change in Control. The Committee and the Board recognize the importance to the Company and our shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with any rumored or actual change in control of the Company. To that end, properly designed change in control provisions in our Named Executive Officer employment contracts protect shareholder interests by enhancing executive focus during rumored or actual change in control activity through:

- Incentives to remain with the Company despite uncertainties while a transaction is under consideration or pending;

- Assurances of severance and other benefits in the event of termination; and

- Immediate vesting of equity elements of total compensation after a change in control.

To diminish the potential distraction due to personal uncertainties and risks that inevitably arise when a change in control is threatened or pending, the Committee and the Board have provided our Named Executive

Officers with what the Committee and the Board determined to be competitive change in control compensation and benefit provisions in their employment agreements. The employment agreements of our Named Executive Officers provide for specific enhanced payments and benefits in the event of a change in control.

The enhanced termination benefits payable in connection with a change in control require a "double trigger" which means that (a) if a change in control occurs, and (b) during the period beginning three (3) months before the change of control and ending twenty-four (24) months after the change in control (at any time in the case of Mr. Abramczyk and Ms. Murray), (i) an executive officer's employment agreement is terminated by the Company or its successor without good cause, or (ii) the executive officer's employment agreement is terminated by the executive officer with good reason, the executive officer will be eligible for the change in control compensation and benefits. A double trigger was selected in order to enhance the likelihood that an executive officer will remain with the Company after a change in control, since the executive officer will not receive the change in control compensation payments and benefits if he or she voluntarily resigns after the change in control event. Thus, the executive officer is protected from actual or constructive dismissal after a change of control while any new controlling party or group is better able to retain the services of a key corporate asset.

Gross-Up Payments

In General. A gross-up payment is a payment to an executive officer to compensate the executive officer for the amount of the taxes payable by him or her related to his or her receipt of compensation or other cash benefit from the Company. We would generally apply a gross-up payment to Named Executive Officers in only the three following situations:

- Relocation expenses, which are taxable under the Code and qualify for reimbursement under our relocation policy, are grossed up for Federal, FICA, state and local tax rates, where applicable, on the executive's reimbursement payments;

- Payments for estate planning allowances are grossed up for Federal, FICA, state and local tax rates, where applicable; and

- As further discussed below, any payment made due to a change of control, which is subject to an excise tax, will be grossed-up to compensate the executive for the amount of the tax.

Termination or Change in Control. As shown on page 33 under "Potential Payments Upon Termination or Change in Control-Gross-Up Payments", if any payments made to a Named Executive Officer due to termination or change in control subjects the Named Executive Officer to any taxes due under Section 4999 of the Code (excise tax), the Company will pay to the Named Executive Officer a gross-up payment to compensate the executive officer for the amount of the taxes. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive officer's personal compensation history. Therefore, to provide an equal level of benefit across individuals without regard to the effect of the excise tax, the Committee and the Board have determined that Section 4999 gross-up payments are appropriate for our Named Executive Officers.

Committee Actions in 2006 Concerning Named Executive Officer Compensation

In General

In February 2006, the Committee approved the terms of Mr. Hall's employment as our President and Chief Operating Officer effective February 20, 2006.

At its March, 2006 meeting, the Committee reviewed the market data and analyses provided by Hay Group and determined that the Company's compensation is reasonably competitive and consistent with the Committee's compensation objectives. In determining compensation for our Named Executive Officers for our 2006 fiscal year, the Committee considered many factors, including:

- The Board's judgment and satisfaction with the Company's performance;

- Assessment of the individual executive officer's performance;

- The nature and scope of the executive officer's responsibilities and his or her effectiveness in leading the Company's initiatives to successfully increase customer satisfaction, enhance Company growth, and propose, implement and ensure compliance with Company policies;

- Desired competitive positioning of compensation;

- Future potential for the executive officer; and

- Retention needs.

The Committee also considered the compensation practices and performances of the Company's Peer Group and Performance Group.

Base Salaries

Among the Named Executive Officers, there were no base salary increases for James Scarborough, our Chief Executive Officer, or Andrew Hall, our President and Chief Operating Officer (due to his hire on February 20, 2006). Dennis Abramczyk, our Executive Vice President and Chief Operating Officer Peebles Division, received a base salary increase from $335,000 to $430,000 and Cynthia Murray, our Executive Vice President and Chief Merchandising Officer, received a base salary increase from $390,000 to $425,000, in both cases due to promotions. The base salary for Michael McCreery, our Chief Financial Officer, was increased from $445,000 to $460,000.

Annual Incentive Compensation

Over the past three years (2004, 2005, 2006), the Company has achieved performance in excess of the threshold level three times and in excess of the target level one time, but has not achieved the maximum level. The payout percentage over the past three years has been between 68.3% and 103.1% of the Named Executive Officers' target award opportunity with an average approximate payout percentage over the past three years of 81.8% of the target award opportunity. Generally, the Committee sets the threshold, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

With the exception of Mr. Hall, who did not receive a bonus for fiscal 2005 as he did not join the Company until February 20, 2006, each of the Named Executive Officers received the following bonus in 2006 for performance under the 2005 Senior Executive Incentive Bonus Plan (the "2005 Bonus Plan"):

2005 Senior Executive Incentive Bonus Plan Awards

Name	2005 Bonus Plan Award
Mr. Scarborough	$772,950
Mr. McCreery	$298,101
Mr. Abramczyk	$172,625
Ms. Murray	$200,967

On average, bonuses paid to the Named Executive Officers under the 2005 Bonus Plan were paid at 103% of target.

At their March 2006 meetings, the Committee recommended, and the Board approved, the parameters for the 2006 Senior Executive Incentive Bonus Plan (the "2006 Bonus Plan") and approved the annual cash incentive opportunities for the Named Executive Officers as set forth in the table below. Mr. Scarborough's bonus target was increased from 75% to 90% of base salary; Mr. Hall's bonus target was set at 65% of base salary; Mr. McCreery's bonus target remained unchanged at 65%; and the bonus targets for Mr. Abramczyk and Ms. Murray were raised from 50% to 60% of base salary. The 2006 Bonus Plan design was as follows:

2006 Senior Executive Incentive Bonus Plan

Executive Officer	FY06 Incentive – Percent of Salary			Weightings of Metrics	
	Threshold	Target	Maximum	Pre-Tax Earnings	Comparable Store Sales
Mr. Scarborough, CEO	22.5% ($225,000)	90% ($900,000)	180% ($1,800,000)	75%	25%
Mr. Hall, President & COO	16.25% ($89,375)	65% ($357,500)	130% ($715,000)	75%	25%
Mr. McCreery, CFO	16.25% ($74,750)	65% ($299,000)	130% ($598,000)	75%	25%
Mr. Abramczyk, EVP	15% ($64,500)	60% ($258,000)	120% ($516,000)	75%	25%
Ms. Murray, EVP	15% ($63,750)	60% ($255,000)	120% ($510,000)	75%	25%

At their March 2006 meetings, the Committee also recommended, and the Board approved, Pre-Tax Earnings and Comparable Store Sales as the metrics for determining payouts under the 2006 Bonus Plan. The Pre-Tax Earnings amounts were approved as follows: Threshold ($82.9 million), Target ($97.5 million) and Maximum ($112.2 million). The Comparable Store Sales levels were approved as set forth in the table below. However, for the reasons given in footnote (1) to the following table, the Pre-Tax Earnings amounts were subsequently adjusted on June 1, 2006 and March 28, 2007. The following table reflects the Comparable Store Sales levels approved by the Board on March 28, 2007 and the Pre-Tax Earnings amounts approved by the Board on March 28, 2007:

Performance Level	Pre-Tax Earnings (75% of bonus opportunity)	Comparable Store Sales (25% of bonus opportunity)
Threshold	$79.1 million (1)	If Company's ranking of total year-end comparable store sales change is at the 25th percentile of a select group of companies
Target	$93.1 million (1)	If Company's ranking of total year-end comparable store sales change is at the 50th percentile of a select group of companies
Maximum	$107.0 million (1)	If Company's ranking of total year-end comparable store sales change is at the 100th percentile (i.e., highest) of a select group of companies

_____

(1) The Pre-Tax Earnings amounts for fiscal 2006 were adjusted at the June 1, 2006 Board meeting in order to incorporate the expected impact on fiscal 2006 of the integration and operation of the B.C. Moore stores acquired by the Company on February 27, 2006. The original Pre-Tax earnings amounts established by the Board at the March 17, 2006 meeting had not contemplated the effects of the B.C. Moore acquisition on fiscal 2006 operations as that transaction had just been consummated. The Board made these adjustments as incentive for executive management to achieve the expected results in fiscal 2006 from making the acquisition.

The Pre-Tax Earnings amounts for fiscal 2006 were adjusted again by the Board at its meeting on March 28, 2007 for the impact that certain changes in accounting methods that occurred during fiscal 2006. Those changes included changing from the retail method of accounting to the cost method including the capitalization of distribution center operating expenses, the deferral of vendor credits received for distribution handling allowances, and the recognition of breakage income associated with customer gift cards and merchandise credits which the Company believes will never be redeemed. The Board's reasoning in making these adjustments for these accounting method changes was that these changes had no impact on the trend of business operations which were the focus of the incentive program and had the effects of these changes been known at the time the original Pre-Tax Earnings amounts were established, the Pre-Tax Earnings amounts would have been established with these increases or decreases as the case might be.

If the Committee and the Board had been aware of these adjustments at the time the Pre-Tax Earnings amounts were established, they would have been included in the design of the 2006 Bonus Plan and these adjustments would not have been necessary. Notwithstanding, the net effect of the adjustments was a decrease in the Pre-Tax Earnings amounts.

Using Mr. Scarborough's bonus opportunity under the 2006 Bonus Plan as set forth in the table, the following are examples of how the bonus payouts to him under the 2006 Bonus Plan would be calculated:

- If the Company's Pre-Tax Earnings did not meet the threshold performance level of $79.1 million, Mr. Scarborough would not have received a bonus regardless of the Company's ranking of total year-end comparable store sales change; and

- If the Company's Pre-Tax Earnings met the target performance level of $93.1 million and if the Company's ranking of total year-end comparable store sales change is at the 50th percentile, Mr. Scarborough will be entitled to a bonus of $900,000 calculated using the following formula: $1,000,000 Base Salary X 67.5% (75% of 90%) + $1,000,000 X 22.5% (25% of 90%) = $900,000.

Long-Term Incentive Compensation

On February 20, 2006 and as a condition to his employment, the Committee approved the long-term incentive grant for Andy Hall, our President and Chief Operating Officer. The grant consisted of 30,000 (45,000 post split) shares of restricted stock (with 3-year step vesting) and 100,000 (150,000 post split) SARs at a grant price of $28.11 ($18.74 post split) per common share (with 4-year ratable vesting). To determine the size of the equity award, the Committee reviewed market data, Company LTI practices, and the value of compensation and benefits that Mr. Hall was surrendering at his former employer, Federated Department Stores Inc.

On March 17, 2006, the Board awarded LTI compensation for fiscal year 2006 to the Named Executive Officers other than Mr. Hall, since he was hired on February 20, 2006. The annual equity grants were a combination of SARs and performance shares. Award values were split equally between the number of SARs and performance shares as follows:

2006 LTI Awards Table

	SARs (#) Actual/Post Split	Target Performance Shares (#) Actual/Post Split
Mr. Scarborough	55,500/83,250	19,500/29,250
Mr. McCreery	17,000/25,500	6,000/9,000
Mr. Abramczyk	15,000/22,500	5,000/7,500
Ms. Murray	15,000/22,500	5,000/7,500

The SARs have a grant price of $28.77 ($19.18 post split) and vest ratably over a four-year period (i.e., 25% per year).

The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle"), which begins on the first business day of the fiscal year of the date of grant. The number of Performance Shares earned is based on the Company's total shareholder return relative to the Performance Group. The "Target Performance Shares" in the table above refers to the number of shares of our common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if the Company's results are in the middle (fiftieth percentile) of the Performance Group. On a sliding scale, the shares earned can vary as set forth in the following table:

Percentile Ranking of Performance Group	Performance Shares Earned (1)
100%	200%
75%	150%
50%	100%
25%	25%
< 25%	0%

_____

(1) As a percentage of Target Performance Shares shown in the 2006 LTI Awards Table above.

Continuation of Medical Coverage for Senior Executive Officers

During its December, 2006 meeting and based upon the recommendation of the Committee, the Board determined that a member of the Company's management who is 56 years old or older and has served at the level of Executive Vice President or higher should be allowed to continue medical coverage for himself or herself, and his or her eligible dependents in the Company's regular medical plan until he or she reaches the age of eligibility for Medicare coverage (currently age 65) provided that (i) he or she must have six or more years continuous service at the Company, (ii) he or she must continue to be available to the Company, (iii) he or she must pay the regular employee rate in effect for such coverage at that time, and (iv) this medical coverage must comply with applicable IRS rules and ERISA guidelines.

Committee Actions in 2007 Concerning Named Executive Officer Compensation

For the reasons set forth in footnote (1) to the table on page 24 of this Proxy Statement and at the recommendation of the Committee, the Pre-Tax Earnings amounts for the 2006 Senior Executive Bonus Plan were adjusted by the Board on March 28, 2007.

Tax, Accounting and Other Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to a company's chief executive officer or any of the company's four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by shareholders.) The Committee's policy is to design compensation programs that further the best interests of the Company and its shareholders and that preserve the tax deductibility of compensation expenses. Incentive bonuses paid to executive officers under the Senior Executive Incentive Bonus Incentive Plan and awards granted under the Amended and Restated 2001 Equity Incentive Plan are designed to qualify as performance-based compensation. The Committee also believes, however, that it must maintain the flexibility to take actions which it deems to be in the best interests of the Company but which may not qualify for tax deductibility under Section 162(m). In this regard, if the amount of base salary for any of our executive officers exceeds $1 million, which is not anticipated to be the case, any amounts over $1 million will not be deductible for federal income tax purposes.

As required under the tax rules, the Company must obtain shareholder approval of the material terms of the performance goals for qualifying performance-based compensation every five years. We last requested and received shareholder approval in 2004.

Accounting for Stock-Based Compensation

Beginning in the first quarter of 2006, we began accounting for stock-based payments made under our Amended and Restated 2001 Equity Plan in accordance with the requirements of FAS 123(R).

Committee Considerations

The Committee considered (i) the impact of the $1 million limit on the deductibility of non-performance based compensation imposed by Code Section 162(m), (ii) the accounting treatment of various types of equity-based compensation under Financial Accounting Standard FAS 123(R), and (iii) the non-deductibility of excess parachute tax payments under Code Section 280G (and the related excise tax imposed on covered employees under Code Section 4999 as described on page 39 in "Potential Payments on Termination and Change in Control - Gross-Up Payments") in its design of executive compensation programs. In addition, the Committee considered other tax and accounting provisions in developing the compensation programs for our Named Executive Officers. These included the special rules applicable to non-qualified deferred compensation arrangements under Code Section 409A as well as the overall income tax rules applicable to various forms of compensation. While the Committee strove to compensate our Named Executive Officers in a manner that produced favorable tax and accounting treatment, its main objective was to develop fair and equitable compensation arrangements that appropriately motivate, reward and retain those executives.

Compensation for Independent Directors in 2006

The compensation of our Independent Directors is set by the Board at the recommendation of the Corporate Governance and Nominating Committee (the "CGNC"). In developing its recommendations, the CGNC, is guided by the following objectives: compensation should fairly pay Independent Directors for work required in a company our size and compensation should align the Independent Directors' interests with the long-term interest of shareholders. Hay Group prepares competitive compensation analyses regarding both the Peer Group and the broader market and advises the CGNC on the level and design of compensation programs for the Independent Directors. The Chairman of the CGNC works directly with Hay Group to determine the scope of the work needed to assist the CGNC in its decision making processes. The compensation of our Independent Directors is described in the Director Compensation Table on page 41.


Compensation Committee Report


The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with the Company's management. Based on that review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This Compensation Committee Report is provided by the following Directors, who constitute all of the members of the Compensation Committee:

Michael L. Glazer (Chairman)
John T. Mentzer
Margaret T. Monaco
Sharon B. Mosse


SUMMARY COMPENSATION TABLE


The following table summarizes the compensation of our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated Executive Officers (collectively, the "Named Executive Officers") for our fiscal year ended February 3, 2007.

Named and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) (5)	Total ($)
James R. Scarborough Chairman, Chief Executive Officer	2006	1,000,000	-	367,865	252,556	733,500	543,216	220,696	3,117,833
Andrew T. Hall President and Chief Operating Officer	2006	507,692	-	270,318	234,056	291,363	10,725	73,988	1,388,142
Michael E. McCreery Executive Vice President and Chief Financial Officer	2006	457,115	-	93,936	70,894	243,685	138,817	110,611	1,115,058
Dennis E. Abramczyk Executive Vice President, Chief Operating Officer of Peebles Division	2006	419,039	-	67,550	52,327	105,135	226,196	150,172	1,020,419
Cynthia S. Murray Executive Vice President, Chief Merchandising Officer of Stage Division	2006	420,962	-	185,518	227,400	207,825	21,771	89,942	1,153,418

_____

(1) Amounts to be reflected in this column are guaranteed or discretionary cash bonuses.

(2) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for performance stock and restricted stock for the Named Executive Officers in accordance with SFAS 123 (R) and include amounts from awards granted in and prior to fiscal 2006. Assumptions used in the calculation of

these amounts are included in Note 10 to the Company's audited consolidated financial statements for fiscal 2006 included in the Company's Annual Report on Form 10-K.

(3) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for stock options and SARs for the Name Executive Officers in accordance with SFAS 123 (R) and include amounts from awards granted in and prior to fiscal 2006. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's audited consolidated financial statements for fiscal 2006 included in the Company's Annual Report on Form 10-K.

(4) Salary and Non-Equity Incentive Plan Compensation (performance based bonus) amounts include any amounts deferred under the Executive Deferred Compensation Plan. Amounts reflect performance based bonuses earned during the fiscal year covered (and paid during the subsequent fiscal year).

(5) All other compensation includes deferred compensation matching contributions, auto allowances, estate planning allowances, insurance premiums and other compensation as set forth in the All Other Compensation Table below.

ALL OTHER COMPENSATION TABLE

The following table provides information concerning the compensation of our Named Executive Officers found in the "All Other Compensation" column of the Summary Compensation Table on page 27.

Name	Deferred Compensation Matching Contributions ($)	Auto Allowances ($)	Estate Planning Allowances ($)	Life Insurance Premiums ($)	Health Insurance Premiums ($)	Tax Reimburse-ments ($)		Other ($)		Total($)
James R. Scarborough	182,994	12,000	9,526	4,902	5,810	5,464		-		220,696
Andrew T. Hall	54,764	11,077	-	1,236	5,471	-		1,440	(1)	73,988
Michael E. McCreery	79,305	12,000	4,766	4,436	5,810	2,734		1,560	(1)	110,611
Dennis E. Abramczyk	62,673	12,000	-	3,840	5,810	26,433	(1)	39,417	(1)	150,172
Cynthia S. Murray	65,407	12,000	3,178	1,396	5,810	2,151		-		89,942

(1) The amounts shown in the Tax Reimbursement and Other columns for Mr. Abramczyk are for moving expenses. The amounts shown for Messrs. Hall and McCreery are cell phone allowances. The other Named Executive Officers have company cell phones, but Messrs. Hall and McCreery chose to use their own cell phone and receive the allowance.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information concerning each grant of an award made to a Named Executive Officer in our last completed fiscal year under any plan. The amounts reflect the effects of a three-for-two split of outstanding common stock on January 31, 2007, which applies as well to awards granted under the Company's Amended and Restated 2001 Equity Incentive Plan. Definitions of Performance Shares, Restricted Stock and SARs as used in the footnotes to this table are found in the CD&A on page 19 of this Proxy Statement.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
James R. Scarborough	3/17/2006	-	-	-	7,313	29,250	58,500	-	-	-	-
	3/17/2006	-	-	-	-	-	-	-	83,250	19.18	6.73
Andrew T. Hall	2/20/2006	-	-	-	-	-	-	45,000 (2)	-	-	18.74
	2/20/2006	-	-	-	-	-	-	-	150,000	18.74	6.57
Michael E. McCreery	3/17/2006	-	-	-	2,250	9,000	18,000	-			
	3/17/2006	-	-	-	-	-	-	-	25,500	19.18	6.73
Dennis E. Abramczyk	3/17/2006	-	-	-	1,875	7,500	15,000	-			
	3/17/2006	-	-	-	-	-	-	-	22,500	19.18	6.73
Cynthia S. Murray	3/17/2006	-	-	-	1,875	7,500	15,000	-			
	3/17/2006	-	-	-	-	-	-	-	22,500	19.18	6.73

_____

(1) These columns reflect Performance Shares that vest over time in an amount depending on performance criteria. The Performance Shares will vest after a three-year Performance Cycle based on the Company's total shareholder return relative to the Performance Group, as described in the CD&A.

- The "Threshold" number of shares refers to the lowest number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the twenty-fifth percentile of the Performance Group. Performance results below the 25th percentile at the end of the performance cycle will result in the executives earning no shares under this equity grant.

- The "Target" number of shares refers to the number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the fiftieth percentile of the Performance Group.

- The "Maximum" number of shares refers to the number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the one hundredth percentile of the Performance Group, which is twice the Target number of shares.

(2) Reflects grant of 30,000 (45,000 post split) shares of Restricted Stock with 3-year step vesting (i.e., 33% per year).

(3) This column reflects stock appreciation rights ("SARs"). The SARs vest ratably over a four-year period (i.e., 25% per year).

Employment Agreements

The Company has written Employment Agreements (the "Agreements") with James Scarborough, Andrew Hall, Michael McCreery, Dennis Abramczyk and Cynthia Murray (individually an "Executive" and collectively, the "Named Executive Officers"). Under the terms of the respective Agreements, Mr. Scarborough is employed as Chairman of the Board and Chief Executive Officer; Mr. Hall is employed as President and Chief Operating Officer; Mr. McCreery is employed as Executive Vice President and Chief Financial Officer; Mr. Abramczyk is employed as Executive Vice President and Chief Operating Officer of the Peebles Division; and Ms. Murray is employed as Executive Vice President and Chief Merchandising Officer of the Stage Division. The Agreements provide for a Base Salary, as well as Incentive Compensation based upon the Company's operating results for the applicable fiscal year and any extraordinary, unusual or non-recurring items realized or incurred by the Company during the applicable fiscal year deemed appropriate by the Board. The Agreements also provide for perquisites such as an automobile allowance and a financial planning allowance and the Executive's' participation in all other bonus and benefit plans available to executive officers of the Company. Other than Mr. Hall and Ms. Murray, the Employment Agreements of these Executives are included as exhibits to the Company's 2001 and 2002 Annual Reports on Form 10-K. Mr. Hall's Employment Agreement is attached as an exhibit to the Company's Current Report on Form

8-K as filed on February 15, 2006. Ms. Murray's Employment Agreement is attached as an exhibit to the Company's Quarterly Report on Form 10-Q as filed August 30, 2004. Other provisions of the Agreements are discussed in "Potential Payments on Termination or Change-in-Control".

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides information, on an award by award basis, concerning unexercised options, stock that has not vested, and equity incentive plan awards for each Named Executive Officer outstanding as of the end of our last completed fiscal year (February 3, 2007). The amounts reflect the effects of a three-for-two split of the outstanding common stock on January 31, 2007, which applies as well to awards granted under the Company's Amended and Restated 2001 Equity Incentive Plan. Market value is computed using the closing market price of our common stock on February 2, 2007, the last trading day prior to the end of our last completed fiscal year ($22.26).

| | Options/SARs Awards | | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options /SARs(#)	Option/ SARs Exercise Price ($)	Option/ SARs Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plans Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plans Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
James R. Scarborough	618,748	-	-	6.67	8/24/2011	-	-	54,023	1,202,552
	881,250	-	-	7.22	8/24/2011	-	-	-	-
	-	70,912	-	17.01	3/30/2012	-	-	-	-
	-	83,250	-	19.18	3/17/2013	-	-	-	-
Andrew T. Hall	-	150,000	-	18.74	2/20/2013	30,000	667,800	-	-
Michael E. McCreery	32,467	-	-	6.11	8/24/2011	-	-	15,350	341,691
	54,973	-	-	6.67	8/24/2011	-	-	-	-
	54,967	-	-	7.22	8/24/2011	-	-	-	-
	-	18,175	-	17.01	3/30/2012	-	-	-	-
	-	25,500	-	19.18	3/17/2013	-	-	-	-
Dennis E. Abramczyk	28,125	-	-	6.67	8/24/2011	-	-	11,143	248,043
	28,125	-	-	7.22	8/24/2011	-	-	-	-
	-	10,428	-	17.01	3/30/2012	-	-	-	-
	-	22,500	-	19.18	3/17/2013	-	-	-	-
Cynthia S. Murray	50,625	67,500	-	15.79	8/2/2014	22,500	500,850	11,838	263,514
	-	12,415	-	17.01	3/30/2012	-	-	-	-
	-	22,500	-	19.18	3/17/2013	-	-	-	-

_____

(1) Most of the stock options the Company has awarded its Named Executive Officers vest at the rate of 25% per year over the first four years following the date of grant and some stock options vest at the end of three years following the date of grant. SARs have a seven-year term and vest one-fourth (25%) on each of the first, second, third and fourth anniversaries of the date of the grant. The vesting dates of the stock options and SARs are as follows:

Name	Type of Award	Number of Options/ SARs (#)	Vesting Date
James R. Scarborough	Stock options	70,912	3/30/2008
	SARs	20,813	3/17/2007
	SARs	20,813	3/17/2008
	SARs	20,812	3/17/2009
	SARs	20,812	3/17/2010
Andrew T. Hall	SARs	37,500	2/20/2007
	SARs	37,500	2/20/2008
	SARs	37,500	2/20/2009
	SARs	37,500	2/20/2010
Michael E. McCreery	Stock options	18,175	3/30/2008
	SARs	6,375	3/17/2007
	SARs	6,375	3/17/2008
	SARs	6,375	3/17/2009
	SARs	6,375	3/17/2010
Dennis E. Abramczyk	Stock options	70,912	3/30/2008
	SARs	5,625	3/17/2007
	SARs	5,625	3/17/2008
	SARs	5,625	3/17/2009
	SARs	5,625	3/17/2010
Cynthia S. Murray	Stock options	33,750	8/2/2007
	Stock options	22,750	8/2/2008
	SARs	12,415	3/30/2008
	SARs	5,625	3/17/2007
	SARs	5,625	3/17/2008
	SARs	5,625	3/17/2009
	SARs	5,625	3/17/2010

(2) Reflects Restricted Stock which vests 15,000 shares on December 31, 2007 and 15,000 shares on December 31, 2008, in the case of Mr. Hall, and 22,500 shares on August 2, 2007, in the case of Ms. Murray.

(3) Reflects Target amount of Performance Shares, which cliff vest after a three-year Performance Cycle based on the Company's total shareholder return relative to the Performance Group, as described in the CD&A. The vesting dates of these Performance Shares are as follows:

Name	Number of Performance Shares (#)	Vesting Date
James R. Scarborough	24,773	2/2/2008
	29,250	1/31/2009
Michael E. McCreery	6,350	2/2/2008
	9,000	1/31/2009
Dennis E. Abramczyk	3,643	2/2/2008
	7,500	1/31/2009
Cynthia S. Murray	4,338	2/2/2008
	7,500	1/31/2009

OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information concerning each exercise of stock options, stock appreciation rights and similar instruments, and each vesting of stock, including Restricted Stock, restricted stock units and similar instruments, during our last completed fiscal year for each of our Named Executive Officers on an aggregated basis.

	Options Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (3)
James R. Scarborough	500,000	10,873,370	15,910 (1)	368,317
Andrew T. Hall	-	-	10,000 (2)	305,000
Michael E. McCreery	65,000	1,461,534	1,945 (1)	45,027
Dennis E. Abramczyk	-	-	1,256 (1)	29,076
Cynthia S. Murray	11,250	115,988	-	-

_____

(1) Reflects Performance Shares granted in 2004 and awarded as common stock on March 28, 2007 as a result of the completion of a three year Performance Cycle that began on the first business day of the 2004 fiscal year (February 2, 2004) and ended on the last day of the 2006 fiscal year (February 3, 2007). These reflect the effect of a three-for-two split of outstanding common stock on January 31, 2007, which applies as well to awards granted under the Company's Amended and Restated 2001 Equity Incentive Plan.

(2) Reflects Restricted Stock vested during fiscal 2006.

(3) Based on the average of the high and low market price of the Company's common stock on the date of issuance.

Pension Benefits

The Company does not have any pension plans that provide for payments or other benefits at, following, or in connection with the retirement of a Named Executive Officer.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table provides information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified to a Named Executive Officer.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawls/ Distributions ($)	Aggregate Balance at Last FYE ($)
James R. Scarborough	182,994	182,994	543,216	-	3,074,469
Andrew T. Hall	54,764	54,764	10,725	-	120,254
Michael E. McCreery	79,305	79,305	138,817	-	1,194,893
Dennis E. Abramczyk	283,397	62,673	226,196	-	1,477,236
Cynthia S. Murray	85,504	65,407	21,771	-	319,610

Retirement Benefits

Deferred Compensation Plan. The Company provides a deferred compensation plan (the "Deferred Compensation Plan") which provide executives, certain officers and key employees of the Company with the opportunity to participate in unfunded, deferred compensation programs that are not qualified under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plan is intended to allow participants to defer income on a pre-tax basis. Under the Deferred Compensation Plan, participants may defer up to 50% of their base salary and up to 100% of their bonus and earn a rate of return based on actual investments chosen by each participant. The Company has established grantor trusts for the purposes of holding assets to provide benefits to the participants. For the plan involving the executive officers and certain other officers, the Company will match 100% of each participant's contributions, up to 10% of the sum of their base salary and bonus.

401(k) Savings Plans. The Company has a contributory 401(k) savings plan (the "401(k) Plan") covering substantially all qualifying employees. Under the 401(k) Plan, participants may contribute up to 25% of their qualifying earnings, subject to certain restrictions. The Company currently matches 50% of each participant's contributions, limited up to 6% of each participant's compensation under the Plan. The Company may make discretionary bi-weekly matching contributions during the year.

Continuation of Medical Coverage. A member of the Company's management who is 56 years old or older and has served at the level of Executive Vice President or higher will be allowed to continue medical coverage for himself or herself and his or her eligible dependants in the Company's regular medical plan until he or she reaches the age of eligibility for Medicare Coverage (currently 65) provided that (i) he or she must have six or more years continuous service at the Company, (ii) he or she must continue to be available to the Company, (iii) he or she must pay the regular employee rate in effect for such coverage at the time, and (iv) this medical coverage must comply with applicable IRS rules and ERISA guidelines.

Potential Payments Upon Termination or Change In Control

The following table provides information regarding each contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment(s) to a Named Executive Officer at, following, or in connection with any termination, including without limitation, resignation, severance, retirement or constructive termination of a Named Executive Officer, or a change in control of the Company or a change in the Named Executive Officer's responsibilities, or retirement with respect to each Named Executive Officer.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Benefit	Before Change in Control Termination without Good Cause or for Good Reason	After Change in Control Termination without Good Cause or for Good Reason	Voluntary Termination	Retirement	Death	Disability
James R. Scarborough	Severance	$3.8 million	$5.7 million	None	None	None	None
	Bonus	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination
	Stock Options	Unvested Stock Options are forfeited	Unvested Stock Options automatically vest	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited
	Performance Shares	Entire award of performance shares is forfeited	All Performance shares are vested and payable to the Executive within 30 days of the effective date of the Change in Control	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs
	Stock Appreciation Rights (SAR's)	Unvested SAR's are forfeited	Unvested SAR's automatically vest	Unvested SAR's are forfeited	SAR's fully vest and are exercisable within 60 days from termination date	SAR's fully vest and are exercisable within 1 year from date of death	SAR's fully vest and are exercisable within 60 days from termination date
	Outplacement	Provided for up to 2 years with $15,000 maximum	Provided for up to 2 years with $15,000 maximum	None	None	None	None
	Gross up Payments for Excise Taxes	None	Gross up payments made to reimburse executive's excise	None	None	None	None
	Financial/Estate Planning	None	Provided for up to 3 years with $10,000 annual maximum	None	None	None	None

Name	Benefit	Before Change in Control Termination without Good Cause or for Good Reason	After Change in Control Termination without Good Cause or for Good Reason	Voluntary Termination	Retirement	Death	Disability
Andrew T. Hall	Severance	$1.4 million	$2.7 million	None	None	None	None
	Bonus	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination
	Stock Options	Unvested Stock Options are forfeited	Unvested Stock Options automatically vest	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited
	Performance Shares	Entire award of performance shares is forfeited	All Performance shares are vested and payable to the Executive within 30 days of the effective date of the Change in Control	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs
	Stock Appreciation Rights (SAR's)	Unvested SAR's are forfeited	Unvested SAR's automatically vest	Unvested SAR's are forfeited	SAR's fully vest and are exercisable within 60 days from termination date	SAR's fully vest and are exercisable within 1 year from date of death	SAR's fully vest and are exercisable within 60 days from termination date
	Outplacement	Provided for up to 1 years with $15,000 maximum	Provided for 1 year with $15,000 maximum	None	None	None	None
	Gross up Payments for Excise Taxes	None	Gross up payments made to reimburse executive's excise related taxes	None	None	None	None
	Financial/Estate Planning	None	Provided for up to 3 years with $10,000 annual maximum	None	None	None	None

Name	Benefit	Before Change in Control Termination without Good Cause or for Good Reason	After Change in Control Termination without Good Cause or for Good Reason	Voluntary Termination	Retirement	Death	Disability
Michael E. McCreery	Severance	$1.1 million	$2.3 million	None	None	None	None
	Bonus	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination
	Stock Options	Unvested Stock Options are forfeited	Unvested Stock Options automatically vest	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited
	Performance Shares	Entire award of performance shares is forfeited	All Performance shares are vested and payable to the Executive within 30 days of the effective date of the Change in Control	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs
	Stock Appreciation Rights (SAR's)	Unvested SAR's are forfeited	Unvested SAR's automatically vest	Unvested SAR's are forfeited	SAR's fully vest and are exercisable within 60 days from termination date	SAR's fully vest and are exercisable within 1 year from date of death	SAR's fully vest and are exercisable within 60 days from termination date
	Outplacement	Provided for up to 1 years with $15,000 maximum	Provided for 1 year with $15,000 maximum	None	None	None	None
	Gross up Payments for Excise Taxes	None	Gross up payments made to reimburse executive's excise related taxes	None	None	None	None
	Financial/Estate Planning	None	Provided for 1 year with $7,500 annual maximum	None	None	None	None

Name	Benefit	Before Change in Control Termination without Good Cause or for Good Reason	After Change in Control Termination without Good Cause or for Good Reason	Voluntary Termination	Retirement	Death	Disability
Dennis E. Abramczyk	Severance	$0.7 million	$1.4 million	None	None	None	None
	Bonus	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination
	Stock Options	Unvested Stock Options are forfeited	Unvested Stock Options automatically vest	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited
	Performance Shares	Entire award of performance shares is forfeited	All Performance shares are vested and payable to the Executive within 30 days of the effective date of the Change in Control	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs
	Stock Appreciation Rights (SAR's)	Unvested SAR's are forfeited	Unvested SAR's automatically vest	Unvested SAR's are forfeited	SAR's fully vest and are exercisable within 60 days from termination date	SAR's fully vest and are exercisable within 1 year from date of death	SAR's fully vest and are exercisable within 60 days from termination date
	Outplacement	Provided for up to 1 years with $15,000 maximum	Provided for 1 year with $15,000 maximum	None	None	None	None
	Gross up Payments for Excise Taxes	None	Gross up payments made to reimburse executive's excise related taxes	None	None	None	None
	Financial/Estate Planning	None	Provided for 1 year with $5,000 annual maximum	None	None	None	None

Name	Benefit	Before Change in Control Termination without Good Cause or for Good Reason	After Change in Control Termination without Good Cause or for Good Reason	Voluntary Termination	Retirement	Death	Disability
Cynthia S. Murray	Severance	$0.7 million	$1.4 million	None	None	None	None
	Bonus	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination	Amount earned and prorated through date of termination
	Stock Options	Unvested Stock Options are forfeited	Unvested Stock Options automatically vest	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited	Unvested Stock Options are forfeited
	Performance Shares	Entire award of performance shares is forfeited.	All Performance shares are vested and payable to the Executive within 30 days of the effective date of the Change in Control	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs	Earns proportion of shares related to completed years of service during the performance cycle, including the year in which termination occurs
	Stock Appreciation Rights (SAR's)	Unvested SAR's are forfeited	Unvested SAR's automatically vest	Unvested SAR's are forfeited	SAR's fully vest and are exercisable within 60 days from termination date	SAR's fully vest and are exercisable within 1 year from date of death	SAR's fully vest and are exercisable within 60 days from termination date
	Outplacement	Provided for up to 1 years with $15,000 maximum	Provided for 1 year with $15,000 maximum	None	None	None	None
	Gross up Payments for Excise Taxes	None	Gross up payments made to reimburse executive's excise related taxes	None	None	None	None
	Financial/Estate Planning	None	Provided for 1 year with $5,000 annual maximum	None	None	None	None

Termination. The Employment Agreements of Mr. Scarborough, Mr. Hall, Mr. McCreery, Mr. Abramczyk and Ms. Murray provide that if the Executive is terminated by the Company for Good Cause (as defined below), the Executive will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination.

If the Executive is terminated by the Company without Good Cause or terminates employment with the Company for Good Reason (as defined below), the Executive will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, (ii) an amount equal to two times in the case of Mr. Scarborough, one and one-half times in the case of Mr. Hall and Mr. McCreery, and one times in the case of Mr. Abramczyk and Ms. Murray the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined below) in effect as of the date of termination, (iii) the Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination, (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of termination for a period of 24 months in the case of Mr. Scarborough, 18 months in the case of Mr. Hall and Mr. McCreery, and 12 months in the case of Mr. Abramczyk and Ms. Murray from the date of termination, and (v) payment of outplacement services for a period of 24 months in the case of Mr. Scarborough and 12 months in the case of Mr. Hall, Mr. McCreery, Mr. Abramczyk and Ms. Murray from the date of termination with payments not to exceed $15,000 for any 12 month period, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination.

If the Executive terminates employment with the Company without Good Reason, the Executive will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination.

Change in Control-Messrs. Scarborough, Hall and McCreery. If a Change in Control (as defined below) occurs, and during the period beginning 3 months before and ending 24 months after the Change in Control, the Company or its successor terminates this Agreement without Good Cause or the Executive terminates employment with the Company or its successor with Good Reason, the Executive will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination, (ii) an amount equal to three times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate in effect as of the date of the Change in Control or termination, (iii) the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination, (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of Change in Control or termination for a period of 36 months from the date of the Change in Control or termination, (v) payment of outplacement services for a period of 24 months in the case of Mr. Scarborough and 12 months in the case of Mr. Hall and Mr. McCreery from the date of the Change in Control or termination with payments not to exceed $15,000 for any 12 month period, and (vi) continuation of the financial planning allowance for a period of 36 months from the date of the Change in Control or termination, and all the Executive's stock options, warrants or similar rights in the Company will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and the Company or its successor shall be obligated to compensate the Executive for any options or rights the Executive does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Employment Agreement.

Change in Control-Mr. Abramczyk and Ms. Murray. If a Change in Control occurs and the Executive is not employed with the Company or its successor thereafter, the Executive will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination; (ii) an amount equal to two times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate in effect as of the date of the Change in Control or termination; (iii) the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination; (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of Change in Control or termination for a period of 12 months from the date of the Change in Control or termination; (v) payment of outplacement services, not to exceed $15,000, for a period of 12 months from the date of the Change in Control or termination; and (vi) continuation of the financial planning allowance for a period of 12 months from the date of the Change in Control or termination, and all stock options, warrants or similar rights of the Executive in the Company will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and the Company or its successor shall be obligated to compensate the Executive for any options or rights the Executive does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Employment Agreement.

Gross-Up Payments. If any payment to the Messrs. Scarborough, Hall, McCreery and Abramczyk or to Ms. Murray due to termination or change in control subjects the Executive to any excise tax, the Company shall pay to the executive a gross-up payment to compensate the Executive for the amount of the excise taxes.

Defined Terms. Definitions for some of the terms used in this discussion in the order they are first used are as follows:

"Good Cause" means the Executive's (i) conviction of, or plea of nolo contendere (no contest) or guilty to, any criminal violation involving dishonesty, fraud or moral turpitude; (ii) gross negligence; (iii) willful and serious misconduct; (iv) breach of trust or fiduciary duty in the performance of his or her duties or responsibilities; (v) willful failure to comply with reasonable directives and policies of the Board; or (vi) breach of any term or provision of his or her Employment Agreement.

"Good Reason" shall exist if, without the Executive's express written consent, the Company: (i) materially reduces or decreases the Executive's Base Salary from the level in effect on the date of the Employment Agreement; (ii) fails to include the Executive in any incentive compensation plans, bonus plans, or other plans and benefits provided by the Company to other executive level executive; (iii) materially reduces, decreases or diminishes the nature, status or duties and responsibilities of the Executive's position from those in effect on the date of the Employment Agreement, and the reduction, decrease or diminution is not reasonably related to or the result of an adverse change in the Executive's performance of assigned duties and responsibilities or the hiring by Company of an executive senior to the Executive; or (iv) requires the Executive to regularly perform the duties and responsibilities of his or her position at a location which is more than fifty (50) miles from the location of the Executive's principal place of employment. Notwithstanding the above, Good Reason does not include the death, disability or voluntary retirement of the Executive or any other voluntary action taken by or agreed to by the Executive related to the Executive's position or his or her employment with the Company or its subsidiaries.

"Change in Control" shall be deemed to have occurred as of the date (i) any "person" or "group" (as such terms are used in Section 13(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities, and within one (1) year after that "person" or "group" becomes the beneficial owner of twenty-five percent (25%) or more of the combined voting power of the Company (the "Trigger Date"), the members of the Board immediately prior to the Trigger Date cease to constitute a majority of the Board, (ii) the consummation of a consolidation or merger of the Company in which the Company is not the surviving or continuing corporation, or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's common stock immediately prior to the merger have (directly or indirectly) at least a fifty one percent (51%) ownership interest in the outstanding common stock of the surviving corporation immediately after the merger, or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest.

"Incentive Compensation" means compensation based upon the Company's operating results for a fiscal year.

"Target Rate" means the amount of Incentive Compensation calculated as a percentage of the Base Salary in effect during a fiscal year, which percentage is determined and may be adjusted by the Board based the Company's operating results for a fiscal year.

DIRECTOR COMPENSATION TABLE

The following table provides information concerning the compensation of our non employee Directors for their service as Directors to the Company during our 2006 fiscal year. The number of stock awards outstanding and stock options outstanding reflect the effects of a three-for-two split of outstanding common stock on January 31, 2007, which applies as well to awards granted under the Company's Amended and Restated 2001 Equity Incentive Plan.

Name	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($)	Total ($)
Alan J. Barocas (1)	1,250	756	-	-	-	-	2,006
Scott J. Davido	58,000	25,807	19,786	-	3,060	-	104,384
Michael L. Glazer	51,500	25,807	19,786	-	-	-	97,884
John T. Mentzer	54,166	25,807	19,786	-	5,565	-	100,550
Margaret T. Monaco	48,500	25,807	61,847	-	-	-	138,628
William J. Montgoris	121,500	25,807	61,847	-	-	-	211,628
Sharon B. Mosse	43,000	25,807	67,134	-	6,668	-	138,627
Walter S. Salmon (1)	21,000	-	50,290	-	-	-	71,290

_____

(1) Mr. Barocas joined the Board effective January 15, 2007. Mr. Salmon retired from the Board effective June 1, 2006.

(2) This column reports the amount of cash compensation earned for 2006 for Board and committee service. Directors may elect to receive the Annual Retainer, the Lead Independent Director Retainer, the Committee Chairman Fee and such other compensation as the Board may deem appropriate, as the case may be, either (a) in restricted stock, deferred stock units ("DSU"), cash, or a combination of restricted stock, deferred stock units and cash at the time that such compensation is earned, or (b) in cash or restricted stock at a later date.

(3) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the named Director in accordance with SFAS 123 (R) and include amounts from awards granted in and prior to fiscal 2006. As of February 3, 2007, each Director had the following number of stock awards outstanding: Mr. Barocas (2,569), Mr. Davido (5,224), Mr. Glazer (5,224), Mr. Mentzer (5,224), Ms. Monaco (5,224), Mr. Montgoris (5,224), and Ms. Mosse (5,224).

(4) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the named Director in accordance with SFAS 123 (R) and include amounts from awards granted in and prior to fiscal 2006. As of February 3, 2007, each Director had the following number of options outstanding: Mr. Davido (28,126), Mr. Glazer (16,875), Mr. Mentzer (61,873), Ms. Monaco (50,625), Mr. Montgoris (50,625), and Ms. Mosse (50,625).

(5) The amounts shown reflect the increase in value related to the DSU's from dividends and changes in market price of the Company's common stock.

Compensation of Directors

Directors who are full-time employees of the Company receive no additional compensation for serving on the Board. Directors who are not full-time employees of the Company receive the following compensation:

Annual Retainer. Directors receive a $30,000 Annual Retainer, which is earned and paid pro rata over their term at the beginning of each month. The Annual Retainer is intended to compensate the Director for attendance at regularly scheduled quarterly Board meetings, as well as consultation and participation in teleconference meetings held for periodic Board updates.

Lead Independent Director Retainer. In addition to the Annual Retainer, the Lead Independent Director receives a $70,000 Lead Independent Director Retainer, which is earned and paid pro rata over his or her term at the beginning of each month. The Lead Independent Director Retainer is intended to compensate the Lead Independent Director for the additional duties set forth in the Governance Guidelines.

Special Board Meeting Fee. Directors receive a Special Board Meeting Fee of $1,500 per meeting for their preparation and attendance at special meetings of the Board (may be by teleconference) called for the purpose of specific actions by the Board (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of the Board. No additional meeting fee is to be paid for attendance at regular quarterly board meetings.

Committee Meeting Fees. Directors receive (a) a Regular Committee Meeting Fee of $1,000 per meeting for their preparation and attendance at regular quarterly meetings of the Committees on which they serve, and (b) a Special Committee Meeting Fee of $1,000 per meeting for (i) their preparation and attendance at Committee meetings (may be by teleconference) called for the purpose of specific actions by their Committees (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of their Committees, and (ii) their preparation and attendance at "ad hoc" Board Committee assignments held at times other than in conjunction with regular quarterly meetings of their Committees or the Board.

Committee Chairman Fees. The Chairman of the Audit Committee receives a Committee Chairman Fee of $6,000 per year and the Chairmen of the Compensation and Corporate Governance and Nominating Committees receive a Committee Chairman Fee of $4,000 per year. The Committee Chairman Fee is earned and paid pro rata over the Chairman's term at the beginning of each month.

Stock Options and Restricted Stock Grants

Initial Grant. Upon a Director's initial election to the Board, the Director will be granted, at the Director's election, either (a) stock options to purchase the Company's common stock, or (b) restricted shares of the Company's common stock, in either case valued at $50,000 based on a Net Present Value (the "Initial Grant"). The exercise price and the share price used in granting stock options and the share price used in granting restricted shares shall be equal to the closing price of the Company's common stock on the date the Director is elected to the Board. The Initial Grant will vest 25% per year over four years from the date of grant and if stock options are granted, they will expire if not exercised within seven years from the date of grant.

Reelection Grant. Upon a Director's reelection to the Board, the Director will be granted restricted shares of the Company's common stock valued at $100,000 based on a Net Present Value (the "Reelection Grant"). The share price used in granting the restricted shares shall be equal to the closing price of the Company's common stock on the date the Director is reelected to the Board. The Reelection Grant will vest, on a cliff basis, three years from the date of grant.

Forfeiture of Grants. A Director will forfeit any unvested Initial Grant and Reelection Grants if the Director ceases to be a Director at any time prior to their vesting date other than due to (i) the fact that the Director's age prohibits the Director from serving as a Director, (ii) death, or (iii) permanent disability (as determined by the Board), at which time the unvested Initial Grant and Reelection Grants will fully vest.

Reimbursement of Expenses. Directors shall be reimbursed for actual expenses they incur while attending, or otherwise participating in, Board meetings, Board Committee meetings and "ad hoc" committee assignments.

Election Concerning Receipt of Certain Compensation. Under the Company's 2003 Non-Employee Director Equity Compensation Plan (the "Plan"), a Director may elect to receive the Annual Retainer, the Lead Independent Director Retainer, the Committee Chairman Fee and such other compensation as the Board may deem appropriate, as the case may be, either (a) in restricted stock, deferred stock units, cash, or a combination of restricted stock, deferred stock units and cash at the time that such compensation is earned, or (b) in cash or restricted stock at a later date. Any issuance of restricted stock in lieu of cash will be made by the Company on such terms and conditions as the Board may establish. In any event, in order to receive restricted stock, a Director must, at a minimum, (a) notify the Company of his or her current election to receive restricted stock by executing an applicable Election Form, and (b) execute a Shareholder Agreement by which the Director agrees not to sell any of the restricted stock until the Director leaves the Board.

Health Benefits. The Company has made arrangements with its medical provider to offer medical and dental coverage to the Directors and their eligible family members. The cost to the Directors will be the same premiums the Company's active employees pay through their payroll deductions.

ITEM 2 – RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2007

In General

The Board has approved the Audit Committee's selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2007. This selection is being presented to the shareholders for their ratification. Proxies solicited by the Board will, unless otherwise directed, be voted to ratify the selection by the Board of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2007. Deloitte & Touche LLP has been the Company's independent auditors since the Company's 2000 fiscal year. The Board has been advised by Deloitte & Touche LLP that it is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under the Exchange Act.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting. He or she will have the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions during the meeting. For additional information regarding the Company's relationship with Deloitte & Touche LLP, please refer to the Audit Committee Report below.

Principal Accountant Fees and Services

The Company retained Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") as its independent registered public accounting firm to audit the consolidated financial statements for 2006 and 2005 and to provide various advisory, auditing, and consulting services in 2006 and 2005. The Company understands the need for the Deloitte Entities to maintain objectivity and independence in their audit of the Company's financial statements and internal controls. The Company does not use the Deloitte Entities for internal audit work and will only use the Deloitte Entities for non-audit work when the Audit Committee concludes that the Deloitte Entities are the most appropriate provider of that service. The Audit Committee annually evaluates whether the Company's use of the Deloitte Entities for non-audit services is compatible with the Deloitte Entities' independence. The aggregate fees billed by the Deloitte Entities in 2006 and 2005 for these various services were as follows:

Description of Professional Service	Amount Billed	
	2006	**2005**
Audit Fees are fees for (i) the audit of the Company's annual financial statements, (ii) review of financial statements in the Company's quarterly reports on Form 10-Qs, (iii) the audit of the Company's internal control over financial reporting, (iv) the attestation of Management's Report of Internal Control Over Financial Reporting and (v) for services that are provided by the independent registered public accounting firm in connection with statutory and regulatory filings.	$1,686,419	$1,248,560
Audit-Related Fees are for professional services rendered in connection with the application of financial accounting and reporting standards, as well as acquisition related matters.	-	$218,120
Tax Fees are fees for compliance, tax advice, and tax planning.	-	-
All Other Fees are fees for any service not included in the first three categories.	-	-

Pre-Approval Policies

The Audit Committee has the direct responsibility to select, retain, terminate, determine compensation and oversee the work of the Company's independent registered public accounting firm. Pre-approval by the Audit Committee is required for any engagement of the Company's independent registered public accounting firm and the Audit Committee has established the following pre-approval policies and procedures. Annually, the Audit Committee pre-approves services to be provided by the Company's independent registered public accounting firm. The Audit Committee also considers the engagement of the Company's independent registered public accounting firm to provide other services during the year. Requests for approval are submitted to the Audit Committee by the Company's management. Requests are required to include an adequate explanation of the services in sufficient detail for the Audit Committee to determine whether the request is consistent with the SEC's rules on auditor independence. In determining whether to approve the engagement of the Company's independent registered public accounting firm, the Audit Committee considers whether such service is consistent with the independence of the registered public accounting firm. The Audit Committee also considers the amount of audit related fees in comparison to all other fees paid to the registered public accounting firm and reviews such comparison each year.

Audit Committee Report

The Audit Committee reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements, and with the Company's independent registered public accounting firm, Deloitte & Touche LLP, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America.

The Audit Committee met regularly with Deloitte & Touche LLP and the Company's internal audit staff, with and without management present, to discuss the results of their audits, management's assessment of the Company's internal control over financial reporting, Deloitte & Touche's opinions regarding the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also reviewed Management's Report on Internal Control Over Financial Reporting contained the Company's Annual Report on Form 10-K for the year ended February 3, 2007 as filed with the SEC, as well as

Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the same Annual Report on Form 10-K related to its audits of (i) the Company's consolidated financial statements, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

The Audit Committee discussed with Deloitte & Touche LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended (*Communications with Audit Committees*). The Audit Committee also discussed with internal audit and management any significant matters as a result of the internal audit work.

The Audit Committee received from Deloitte & Touche LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*) and discussed with Deloitte & Touche LLP that firm's independence. The Audit Committee has concluded that Deloitte & Touche LLP's did not provide any non-audit services to the Company and its affiliates, which is compatible with Deloitte & Touche LLP's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for 2006 for filing with the SEC. The Audit Committee also selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2007.

This Audit Committee Report is provided by the following Directors, who constitute all of the members of the Audit Committee:

Scott J. Davido (Chairman)
Alan J. Barocas
John T. Mentzer
William J. Montgoris

Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm For 2007

Deloitte & Touche LLP has been selected by the Audit Committee as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year 2007. Consequently, the Board has approved the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year 2007.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED that the selection by the Audit Committee of the firm of Deloitte & Touche LLP, as independent registered public accounting firm for the Company for the fiscal year 2007, is hereby ratified.

_____

PROPOSALS TO AMEND ARTICLES OF INCORPORATION
_____

In General

In Items 3, 4 and 5, the Board recommends that the shareholders authorize amendments to the Company's Articles of Incorporation to:

- Increase authorized common stock from 64,604,404 to 100,000,000 shares (Item 3);

- Specify that 25,000,000 shares of preferred stock are authorized (Item 4); and

- Eliminate bankruptcy related language (Item 5).

The remaining provisions of the Articles of Incorporation would not be amended.

The affirmative vote of the holders of a majority of the outstanding shares of common stock will be required for adoption of each amendment. Assuming the amendments to the Articles of Incorporation proposed in Items 3, 4 and 5 are authorized by our shareholders, the Articles of Incorporation attached to this Proxy Statement as Appendix A will be filed with the Secretary of State of the State of Nevada promptly after the Annual Meeting, at which time they will become effective.

The Board believes that the proposed increase to authorized common stock and the specification of the shares of preferred stock authorized are essential to the continued success of the Company's growth. It is the intent of the Board to use the additional shares of common stock and the preferred stock for possible future actions, such as corporate mergers, asset acquisitions, stock splits, stock dividends, equity compensation awards, or other corporate purposes. The Board has no intention to use preferred stock to discourage or impede an attempt to acquire or otherwise change control of the Company or to make it more difficult to remove incumbent Directors from office. Specifically, the Board does not intend to issue any of the preferred stock being proposed with super-voting rights to deter a takeover attempt that it determined would be in the best interests of the shareholders.

Background

On August 8, 2001, the United States Bankruptcy Court for the Southern District of Texas Houston Division confirmed and directed the implementation of a Third Amended Plan of Reorganization of Stage Stores, Inc., a Delaware corporation ("Stage"), Specialty Retailers, Inc., a Texas corporation, and Specialty Retailers, Inc. (NV), a Nevada corporation ("SRINV") (the "Plan"). The merger of Stage into SRINV was one of the restructuring transactions set forth in the Plan. On August 24, 2001, Stage merged into SRINV, the Articles of Incorporation of SRINV continued in full force; the name of the surviving corporation was changed from Specialty Retailers, Inc. (NV) to Stage Stores, Inc. (the "Company"); and the Company emerged from bankruptcy as a Nevada corporation. The Articles of Incorporation:

- provide that the total number of shares of stock that the Company is authorized to have outstanding at any one time is 50,000,000 shares of common stock with a par value of one cent ($.01) per share;

- provide that the Company has the authority to issue preferred stock, but prohibits the Company from issuing nonvoting equity securities to the extent set forth in Section 1123(a) of the Bankruptcy Code; and

- contain other bankruptcy related language.

Between August 24, 2001 and January 5, 2007, the Company took the following actions with respect to its common stock:

- On August 24, 2001, the Company issued approximately 20 million shares of common stock and Series A and Series B Warrants (collectively, the "Warrants") for an aggregate of approximately 1.6 million shares of common stock pursuant to the Plan;

- On August 24, 2001, pursuant to the Plan and with the approval of the Company's shareholders (former creditors), the Company adopted the 2001 Equity Incentive Plan (the "2001 Plan") and reserved 4,000,000 shares for awards under the 2001 Plan;

- On May 29, 2003, the Company's shareholders adopted the 2003 Non-Employee Director Equity Compensation Plan (the "2003 Director Plan") and reserved 100,000 shares for awards under the 2003 Director Plan;

- On June 3, 2005, the Company's shareholders adopted the Amended and Restated 2001 Equity Incentive Plan, which increased the aggregate number of shares that can be issued for awards under the 2001 Plan from 4,000,000 to 5,500,000;

- On August 19, 2005, the Company issued approximately 9.1 million shares to holders of outstanding common stock as a result of a three-for-two stock split (the "2005 Stock Split"). As a result of the 2005

Stock Split, the number of shares available upon exercise of the Warrants was automatically increased to approximately 2.4 million, the number of shares reserved for awards under the 2001 Plan was automatically increased to 8,250,000, and the number of shares reserved for awards under the 2003 Director Plan was automatically increased to 150,000 due to the anti-dilution provisions of the Warrants, the 2001 Plan and the 2003 Director Plan;

- From August 24, 2001 until their expiration on August 23, 2006, the Company issued approximately 2.4 million shares upon the exercise of the Warrants;

- On January 31, 2007, the Company issued approximately 14.6 million shares to holders of outstanding common stock as a result of a second three-for-two stock split (the "2007 Stock Split"). As a result of the 2007 Stock Split, the number of shares reserved for awards under the 2001 Plan was automatically increased to 12,375,000 and the number of shares reserved for awards under the 2003 Director Plan was automatically increased to 225,000 due to the anti-dilution provisions of the 2001 Plan and the 2003 Director Plan; and

- In order to affect the "2007 Stock Split", the Company amended the Articles of Incorporation to increase the number of shares of authorized common stock from 50.0 million to 64.3 million. The increase in the number of authorized shares of common stock by 14.6 million corresponded to the 14.6 million shares issued by the Company in the 2007 Stock Split. Pursuant to Nevada law, this increase in the Company's authorized common stock was accomplished by a resolution of the Board and by the filing of a Certificate of Change Pursuant to NRS 78.209 with the Secretary of State of the State of Nevada.

While there are currently no plans or arrangements for use of either the additional shares of authorized common stock or the shares of preferred stock for any purpose, the Board believes that it is in the best interests of the Company and its shareholders for the Company to have sufficient authorized stock, both common and preferred, for any contingency. Therefore, the Board believes that the Articles of Incorporation should be amended to increase the total number of authorized shares of common stock from 64,604,404 to 100,000,000 and to specify that 25,000,000 shares of preferred stock are authorized.

If both of the proposed amendments to the Articles of Incorporation described in this proxy statement related to the common and preferred stock are authorized by our shareholders, the amendment will be filed with the Secretary of State of the State of Nevada promptly after the Annual Meeting, at which time it will become effective, and Article 4 –Authorized Stock will be amended and restated substantially as follows:

"ARTICLE 4 – AUTHORIZED STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is One Hundred Million (100,000,000) shares of common stock with a par value of one cent ($.01) per share and Twenty-Five Million (25,000,000) shares of preferred stock with a par value of one cent ($.01) per share, undesignated as to class, powers, designations, preferences, limitations, restrictions or relative rights. The board of directors of the Corporation is authorized to fix and determine any class or series of preferred stock and the number of shares of each class or series and to prescribe the powers, designations, preferences, limitations, restrictions and relative rights of any class or series established, all by resolution of the board of directors and in accordance with Sections 78.1955 and 78.195(1) of the Nevada Revised Statutes, as the same may be amended and supplemented."

ITEM 3 – AMENDMENT OF ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK

The Board of Directors recommends that the shareholders authorize an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 64,604,404 to 100,000,000, with a par value one cent ($.01) per share.

Reason for the Amendment to Increase Authorized Common Stock

An increase in authorized shares is necessary at this time because the Company has nearly depleted the amount of common stock available for future issuance. As of April 16, 2007, our 64,603,404 shares of authorized common stock are held as set forth in the following table:

Allocation	Number of Shares
Outstanding	[_____]
Treasury (Issued and Repurchased)(1)	[_____]
Reserved for Issuance Under 2001 Plan	[_____]
Reserved for Issuance Under 2003 Director Plan (2)	140,730
Balance (Authorized But Not Issued)	[_____]
Total	64,603,404

_____

(1)   Treasury shares do not have voting rights and do not participate in dividends. Treasury shares may be retired and restored to the status of authorized and unissued shares without an amendment to the Articles of Incorporation or may be disposed of for such consideration as the Board may determine.

(2)   The number of securities remaining available for future issuance under the 2001 Plan has been reduced to reflect an aggregate maximum of 336,830 shares that may be issued as a result of the grant of performance shares and 101,416 shares of restricted stock issued under the 2001 Plan.

The execution of the Company's business strategy requires that common stock be available for acquisitions and other corporate purposes. The additional common stock would be available for issuance from time to time as determined by the Board. The Board believes that the increase in authorized shares of common stock is desirable to enhance the Company's flexibility in taking possible future actions, such as corporate mergers, asset acquisitions, stock splits, stock dividends, equity compensation awards, or other corporate purposes. The proposed amendment will allow the Company to accomplish these objectives quickly. The Board will determine whether, when and on what terms to issue shares of common stock. Use of the shares proposed to be authorized will not require approval by a vote of the shareholders unless required under Nevada corporate law or the rules of the NYSE or any other national securities exchange on which the common preferred stock is then listed, which approval is not expected to be required.

Characteristics of Additional Common Stock

The additional common stock to be authorized will have rights identical to the currently outstanding common stock of the Company. The proposed amendments will not affect the par value of the common stock, which will remain at one cent ($.01) per share. Under the Articles of Incorporation, shareholders do not have preemptive rights to subscribe to additional securities which may be issued by the Company. This means that current shareholders do not have a prior right to purchase any of the additional common stock in order to maintain their proportionate ownership of common stock.

Effect of the Issuance of Additional Common Stock

If the Company issues additional shares of common stock or other securities convertible into common stock in the future, it could dilute the proportionate share voting rights of existing shareholders and could also dilute earnings per share and book value per share of existing common shareholders.

Although the Board has no intention to do so, the Board will have the authority to issue common stock in a manner that could make it more difficult, or discourage an attempt, to obtain control of the Company by means of a merger, tender offer, proxy contest, or other method as a person seeking to acquire a Controlling Interest would be need to purchase more shares. Such an occurrence, in the event of a hostile takeover, may have an adverse impact on shareholders who may wish to participate in such offer. For example, such shares could be used to create a substantial voting block favorable to the Board, to effect an acquisition that would preclude a potential acquiring person from gaining control, or dilute the voting power of a potential acquirer. The Board is not aware of any effort by any person to obtain control of the Company and does not contemplate the issuance of authorized shares for the foregoing purposes.

If the amendment to the Articles of Incorporation is authorized by our shareholders, the amendment will be filed with the Secretary of State of the State of Nevada promptly after the Annual Meeting, at which time it will become effective, and Article 4 –Authorized Stock will be amended and restated substantially as follows:

"The total number of shares of capital stock which the Corporation shall have the authority to issue is One Hundred Million (100,000,000) shares of common stock with a par value of one cent ($.01) per share."

Your Board of Directors recommends a vote FOR the proposed amendment to the Company's Articles of Incorporation to increase the authorized common stock to 100,000,000 shares.

ITEM 4 – AMENDMENT OF ARTICLES OF INCORPORATION TO SPECIFY AUTHORIZED PREFERRED STOCK

The Board of Directors recommends that the shareholders authorize an amendment to the Company's Articles of Incorporation to specify that 25,000,000 shares of preferred stock with a par value of one cent ($.01) per share are authorized.

Reason for the Amendment to Specify Authorized Preferred Stock

Although the Articles of Incorporation authorize the Company to issue preferred stock, they do not specify how much preferred stock is authorized.

As with common stock, the Board believes that the specification of the number of authorized shares of preferred stock is desirable to enhance the Company's flexibility in taking possible future actions, such as corporate mergers, asset acquisitions, or other corporate purposes. The proposed amendment will allow the Company to accomplish these objectives quickly as the preferred stock would be available for issuance from time to time as determined by the Board. The Board will determine whether, when and on what terms to issue shares of preferred stock. Use of the preferred stock proposed to be authorized will not require approval by a vote of the shareholders unless required under Nevada corporate law or the rules of the NYSE or any other national securities exchange on which the Company's common stock is then listed, which approval is not expected to be required.

Characteristics of Preferred Stock

The par value of the preferred stock will be set at one cent ($.01) per share. The preferred stock proposed to be authorized will be undesignated. This means that the Board will be empowered to issue the preferred stock without any future shareholder action (unless otherwise required, which is not expected to be the case) and that the

Board will be authorized to fix and determine any class or series of preferred stock and the number of shares of each class or series and to prescribe the powers, designations, preferences, limitations, restrictions and relative rights of any class or series established, all by resolution of the Board and in accordance with Sections 78.1955 and 78.195(1) of the Nevada Revised Statutes, as the same may be amended and supplemented.

Effect of the Issuance of Preferred Stock

It is not possible to state the effects of the proposed amendment to specify the authorized shares of preferred stock upon the rights of holders of common stock until the Board determines the respective rights of the holders of one or more series of preferred stock. However, the issuance of shares of preferred stock pursuant to the Board's authority described above may adversely affect the rights of the holders of common stock. Specifically, the effects of such issuances of preferred stock could include (i) reduction of the amount of cash otherwise available for payment of dividends on common stock, (ii) restrictions on dividends on common stock, (iii) dilution of the voting power of common stock, and (iv) restrictions on the rights of holders of common stock to share in the Company's assets on liquidation until satisfaction of any liquidation preference granted to the holders of such subsequently designated series of preferred stock. For example, any preferred stock issued by the Company would likely rank senior to the common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights, and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock could decrease the amount of earnings and assets allocable to or available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights of the common stock, and may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

If the amendment to the Articles of Incorporation is authorized by our shareholders, the amendment will be filed with the Secretary of State of the State of Nevada promptly after the Annual Meeting, at which time it will become effective, and Article 4 –Authorized Stock will be amended and restated substantially as follows:

"The Corporation shall have the authority to issue Twenty-Five Million (25,000,000) shares of preferred stock with a par value of one cent ($.01) per share, undesignated as to class, powers, designations, preferences, limitations, restrictions or relative rights.   The board of directors of the Corporation is authorized to fix and determine any class or series of preferred stock and the number of shares of each class or series and to prescribe the powers, designations, preferences, limitations, restrictions and relative rights of any class or series established, all by resolution of the board of directors and in accordance with Sections 78.1955 and 78.195(1) of the Nevada Revised Statutes, as the same may be amended and supplemented.

Your Board of Directors recommends a vote FOR the proposed amendment to the Company's Articles of Incorporation to specify that 25,000,000 shares of preferred stock with a par value of one cent ($.01) per share are authorized.

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ITEM 5 – AMENDMENT OF ARTICLES OF INCORPORATION TO ELIMINATE BANKRUPTCY RELATED LANGUAGE
_____

As it has been nearly six years since the Company's emergence from bankruptcy and since the Company has fully complied with the Plan, the Board believes that it is in the best interests of the Company and its shareholders to amend the Articles of Incorporation in order to eliminate all bankruptcy related language.

If the amendment to the Articles of Incorporation is authorized by our shareholders, the amendment will be filed with the Secretary of State of the State of Nevada promptly after the Annual Meeting, at which time it will become effective, and the following bankruptcy related language will be eliminated from Article IV:

"However, the Corporation shall be prohibited from issuing nonvoting equity securities to the extent set forth in Section 1123(a) of Title 11 of the United States Code, Sections 101-1330, as now in effect or hereafter amended (the "Bankruptcy Code")"

And the following Article V will be eliminated in its entirety:

"ARTICLE V - ISSUANCE OF NEW COMMON STOCK

Effective immediately after the cancellation of the common stock of the Corporation, whether issued and outstanding or held in treasury, pursuant to terms and conditions of the Third Amended Plan of Reorganization of Stage Stores, Inc., Specialty Retailers, Inc. and Specialty Retailers, Inc.(NV) as confirmed on August 8, 2001(the "Plan"), the Corporation shall issue New Common Stock in amounts not less than the amounts necessary to permit the distributions thereof required or contemplated by the Plan."

Your Board of Directors recommends a vote FOR the proposed amendment to the Company's Articles of Incorporation to eliminate all bankruptcy related language.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of February 3, 2007 concerning (a) the Company's Amended and Restated 2001 Equity Incentive Plan (the "2001 Plan"), under which the Company's common stock is authorized for issuance to officers, Directors and other key employees in the form of restricted stock, upon the exercise of stock options and stock appreciation rights (SARS) granted to them, and as the result of performance shares granted to them, and (b) the Company's 2003 Non-Employee Director Compensation Plan (the "2003 Director Plan"), under which the Company's common stock is authorized for issuance to non-employee Directors in lieu of all or a portion of their cash compensation if they so elect.

Plan category	Number of securities to be issued upon exercises of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2001 Plan	4,562,836	$12.09	1,522,607 (1)
2003 Director Plan	9,270 (2)	(3)	140,730
Equity compensation plans not approved by security holders:	None	None	None
Total	4,572,106	$ 12.09	1,663,337

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(1) The number of securities remaining available for future issuance under the 2001 Plan has also been reduced to reflect an aggregate maximum of 336,830 shares that may be issued as a result of the grant of performance shares and 101,416 shares of restricted stock issued under the 2001 Plan.

(2) Reflects Deferred Stock Units ("DSUs") issued under the Directors' Plan. The number of DSUs credited to a Director's account is computed by dividing (i) the amount of compensation the Director has elected to defer by (ii) the average of the high and low prices of the Company's stock for the five trading days prior to the first day of the term of the Director during which the election has been made. An election, once made, is irrevocable for the applicable period to which it relates. The number of shares of common stock to be distributed to a Director will be equal to the number of DSUs credited to a Director's account. Beginning March 28, 2007, the number of DSU's credited will be computed by dividing (i) the amount of compensation the Director has elected to defer by (ii) the closing price of the Company's stock on the first day of the term of the Director during which the election has been made.

(3) Not applicable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Directors and officers ("reporting persons") to file reports with the SEC disclosing their ownership, and changes in their ownership of the Company's common stock. Copies of these reports must also be furnished to the Company.

Based solely upon its review of the copies of reports furnished to the Company and written representations that no other reports are required, during 2006, the Company believes that all of the Company's Directors and officers made all required filings on a timely basis.

ADDITIONAL INFORMATION

Voting Securities

Shareholders of record at the close of business on April 16, 2007, will be eligible to vote at the Annual Meeting. The voting securities of the Company consist of its $0.01 par value common stock, of which _____ shares were outstanding on April 16, 2007. Each share outstanding on the record date will be entitled to one vote. Treasury shares are not voted. Individual votes of shareholders are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareholder voting records is limited to the Independent Inspector of Election and certain employees of the Company and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

Vote Required for Approval

The nominees receiving the nine highest vote totals (a plurality) of the votes cast at the Annual Meeting in person or by proxy will be elected as Directors. All other matters require for approval the favorable vote of a majority of shares voted at the Annual Meeting in person or by proxy. Abstentions, if any, will not be counted as votes cast. Therefore, they will have no effect on the outcome of the other matters to be voted on at the Annual Meeting. A broker non-vote occurs when a nominee holding shares for a beneficial holder does not have discretionary voting power and does not receive voting instructions from the beneficial owner. Broker non-votes will not be treated as shares present and entitled to vote on a voting matter and will have no effect on the outcome of the vote.

Manner for Voting Proxies

The shares represented by all valid proxies received by mail, or submitted by telephone or the Internet will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: (1) for the nominees for director named in this Proxy Statement, (2) for ratification of the selection of Deloitte & Touche LLP as independent registered public accounting firm for 2007, (3) for amendment of the Articles of Incorporation to increase authorized common stock, (4) for amendment of the Articles of Incorporation to specify authorized preferred stock, and (5) for amendment of the Articles of Incorporation to eliminate bankruptcy related language. Should any matter not described above be properly presented at the Annual Meeting, the persons named in the Proxy Card will vote in accordance with their judgment.

Other Matters to be Presented

The Board knows of no other matters which may be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, including any adjournment or adjournments thereof, proxies received in response to this solicitation will be voted upon such matters in the discretion of the person or persons named in the Proxy Card.

Solicitation of Proxies

Proxies will be solicited on behalf of the Board by mail or in person, and all solicitation costs will be paid by the Company. Copies of proxy material and of the Annual Report for 2006 will be supplied to holders of record, as well as to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and the Company will reimburse such holders for their reasonable expenses. Mellon Investor Services LLC has been retained to assist in soliciting proxies at a fee of $8,500 plus reasonable out-of-pocket costs.

Electronic Access to Proxy Statement and Annual Report

This Proxy Statement and the Company's 2006 Annual Report on Form 10-K are available on the Company's website at www.stagestoresinc.com by clicking "Investor Relations", then "SEC Filings", then the document to be viewed or obtained. **A copy of the Company's 2006 Annual Report on Form 10-K will also be furnished without charge to shareholders beneficially or of record at the close of business on April 16, 2007, on request to Bob Aronson, Vice President, Investor Relations, at (800) 579-2302.** This Proxy Statement and the Company's 2006 Annual Report on Form 10-K are also available on the SEC's EDGAR database at www.sec.gov.

Documents Available in Print

In addition to being posted on our website (www.stagestoresinc.com), our Audit Committee, Corporate Governance and Nominating Compensation and Compensation Committee Charters, our Corporate Governance Guidelines, our Code of Ethics for Senior Officers and our Code of Ethics and Business Conduct are available in print to any shareholder who requests them.

APPENDIX A

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
STAGE STORES, INC.

ARTICLE 1 – NAME

The name of this corporation is Stage Stores, Inc. (hereafter referred to as the "Corporation").

ARTICLE 2 – RESIDENT AGENT

The name of the Corporation's Resident Agent is The Corporation Trust Company of Nevada. The street address of the Corporation's Resident Agent where process may be served on the Corporation in the State of Nevada is 6100 Neil Road, Suite 500, Reno, Nevada 89511.

ARTICLE 3 – PURPOSE

The purpose of the Corporation is to engage in any lawful activity for which a corporation may be organized under Chapter 78 of the Nevada Revised Statutes.

ARTICLE 4 – AUTHORIZED STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is One Hundred Million (100,000,000) shares of common stock with a par value of one cent ($.01) per share and Twenty-Five Million (25,000,000) shares of preferred stock with a par value of one cent ($.01) per share, undesignated as to class, powers, designations, preferences, limitations, restrictions or relative rights. The board of directors of the Corporation is authorized to fix and determine any class or series of preferred stock and the number of shares of each class or series and to prescribe the powers, designations, preferences, limitations, restrictions and relative rights of any class or series established, all by resolution of the board of directors and in accordance with Sections 78.1955 and 78.195(1) of the Nevada Revised Statutes, as the same may be amended and supplemented.

ARTICLE 5 – EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE 6 – DIRECTORS

The business of the Corporation shall be managed by a Board of Directors. The number of directors and their terms may be increased or decreased in such manner as shall be provided in the Corporation's Bylaws; provided, however, the Corporation shall have at least one director. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized, subject to the Bylaws, if any, adopted by the shareholders, to make, alter, or amend the Bylaws of the Corporation.

ARTICLE 7 – ACQUISITION OF CONTROLLING INTEREST

The Corporation expressly elects to be governed by Chapter 78 of the Nevada Revised Statutes as the same may be amended or supplemented. However, the Amended and Restated Articles of Incorporation, the Bylaws or a resolution adopted by the directors of the Corporation may impose stricter requirements on the acquisition of a controlling interest in the Corporation than the provisions of Chapter 78 of the Nevada Revised Statutes. Furthermore, this election to be governed by Chapter 78 of the Nevada Revised Statutes is not intended to, and shall not, restrict the directors of the Corporation from taking any action to protect the interests of the Corporation and its stockholders including, but not limited to, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power.

ARTICLE 8 – AMENDMENT

The Corporation reserves and shall have the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed, and all right conferred upon the stockholders of the Corporation herein are subject to this reservation.

I, THE UNDERSIGNED, being the President of this Corporation, do hereby certify pursuant to Nevada Revised Statutes Section 78.390 that the foregoing Amended and Restated Articles of Incorporation were adopted by resolution of the Board of Directors on March 28, 2007 and were adopted by ___% of the shareholders entitled to vote on the matter on June 7, 2007.

Dated this 7th day of June, 2007.

_____
Andrew T. Hall, President